0|21



06019626

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Calloway Real Estate Investment Trust

*CURRENT ADDRESS 700 Applewood Crescent, Suite 200
Vaughn, Ontario L4K 5X3

**FORMER NAME

**NEW ADDRESS

PROCESSED

FEB 0 5 2007



THOMSON FINANCIAL

FILE NO. 82- 35056 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: mn

DAT : 2/1/07

082-35056

AR/S
12-31-05

Calloway Real Estate Investment Trust

Consolidated Financial Statements
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
North American Centre
5700 Yonge Street, Suite 1900
North York, Ontario
Canada M2M 4K7
Telephone +1 416 218 1500
Facsimile +1 416 218 1499

March 6, 2006

Auditors' Report

To the Trustees of
Calloway Real Estate Investment Trust

We have audited the consolidated balance sheet of **Calloway Real Estate Investment Trust** as at December 31, 2005 and the consolidated statements of income, equity and cash flows for the year then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated February 19, 2005.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calloway Real Estate Investment Trust

Consolidated Balance Sheets

As at December 31, 2005 and 2004

(in thousands of dollars)

	2005 $	2004 $
Assets		
Real estate assets		
Income properties (note 4)		
Tangible assets	1,916,736	753,300
Prepaid land rent	46,483	-
Intangible assets	261,492	93,060
Properties under development (note 5)	155,817	32,030
Mortgages and loans receivable (note 6)	43,153	39,942
Deferred leasing costs (note 7)	1,247	277
	2,424,928	918,609
Deferred financing costs (note 8)	7,014	4,714
Prepaid expenses and deposits (note 9(a))	8,594	2,388
Amounts receivable (note 9(b))	26,694	5,743
Cash and cash equivalents	89,670	7,624
Assets held for sale (note 18)	7,188	75,540
	2,564,088	1,014,618
Liabilities		
Debt (note 10)	1,447,379	560,695
Accounts payable and accrued liabilities (note 9(c))	54,483	22,453
Liabilities related to assets held for sale (note 18)	4,199	39,964
	1,506,061	623,112
Equity	1,058,027	391,506
	2,564,088	1,014,618

Commitments and contingencies (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees

_______________ Trustee   _______________ Trustee

Calloway Real Estate Investment Trust

Consolidated Statements of Income

For the years ended December 31, 2005 and 2004

(in thousands of dollars, except per unit amounts)

	2005 $	2004 $
Revenues		
Rentals from income properties	196,683	82,803
Interest income	4,462	2,355
	201,145	85,158
Expenses		
Property operating costs	61,408	26,296
Interest (note 10(g))	55,986	23,768
Amortization (note 12)	65,677	22,633
General and administrative	5,944	1,919
	189,015	74,616
Income from continuing operations	12,130	10,542
Income from discontinued operations (note 18)	14,622	2,873
Net income for the year	26,752	13,415
Income per unit (note 13)		
Basic		
Continuing operations	0.246	0.402
Discontinued operations	0.296	0.110
Net income	0.542	0.512
Diluted		
Continuing operations	0.245	0.398
Discontinued operations	0.296	0.108
Net income	0.541	0.506

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Equity

For the years ended December 31, 2005 and 2004

(in thousands of dollars)

	Unit equity $ (note 11)	Equity component of convertible debentures $	Cumulative net income $	Cumulative distributions $	Total $
Equity - January 1, 2004	104,200	-	11,111	(9,266)	106,045
Issuance of units	302,658	-	-	-	302,658
Equity component of convertible debentures	-	2,175	-	-	2,175
Conversion of convertible debentures	468	(18)	-	-	450
Fair value of options issued	4	-	-	-	4
Net income for the year	-	-	13,415	-	13,415
Distributions for the year	-	-	-	(33,241)	(33,241)
Equity - December 31, 2004	407,330	2,157	24,526	(42,507)	391,506
Issuance of units	669,182	-	-	-	669,182
Fair value of options issued	10,675	-	-	-	10,675
Conversion of convertible debentures	30,657	(1,261)	-	-	29,396
Net income for the year	-	-	26,752	-	26,752
Distributions for the year	-	-	-	(69,484)	(69,484)
Equity - December 31, 2005	1,117,844	896	51,278	(111,991)	1,058,027

The accompanying notes are an integral part of these consolidated financial statements.

Calloway Real Estate Investment Trust

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

(in thousands of dollars)

	2005 $	2004 $
Cash provided by (used in)		
Operating activities		
Net income for the year	26,752	13,415
Add (deduct): Items not affecting cash		
Amortization	65,677	22,633
Amortization of deferred financing costs	918	486
Amortization of prepaid land rent	674	-
Capital lease obligation interest	43	39
Fair value of options	-	4
Straight-line rent adjustments	(3,951)	(1,692)
Deferred unit compensation expense	858	-
Debenture liability accretion	143	109
Mark-to-market amortization	(2,167)	-
Amortization included in discontinued operations	191	1,503
Amortization of deferred financing costs included in discontinued operations	16	-
Gain on sale of income properties included in discontinued operations	(14,259)	-
	74,895	36,497
Expenditures on deferred leasing costs	(1,345)	(698)
Changes in other non-cash operating items (note 9(d))	(2,711)	(1,313)
	70,839	34,486
Financing activities		
Proceeds from term mortgages	407,996	417,109
Mortgages and other debt repayments	(117,390)	(67,724)
Proceeds from issuance of debentures	200,000	55,000
Proceeds from exercise of unit options	3,184	2,216
Proceeds from exercise of warrants	-	10,500
Proceeds from issuance of units - net of issue costs	371,083	281,793
Distributions paid	(61,289)	(29,231)
Expenditures on deferred financing costs	(4,487)	(4,604)
	799,097	665,059
Investing activities		
Acquisitions of income properties and properties under development (note 3)	(807,220)	(650,807)
Additions to income properties	(1,954)	-
Additions to properties under development	(27,529)	(3,009)
Advances for mortgages and loans receivable	(23,501)	(42,833)
Repayments of mortgages and loans receivable	20,290	5,463
Deposits	(779)	(1,205)
Net proceeds on sale of income properties included in discontinued operations	52,803	-
	(787,890)	(692,391)
Increase in cash and cash equivalents during the year	82,046	7,154
Cash and cash equivalents - Beginning of year	7,624	470
Cash and cash equivalents - End of year	89,670	7,624

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands of dollars, except unit and per unit amounts)

1 Organization

Calloway Real Estate Investment Trust (the Trust) is an unincorporated open-ended mutual fund trust governed by the laws of the Province of Alberta created under a declaration of trust, dated December 4, 2001 subsequently amended and restated on October 24, 2002, October 31, 2003, January 16, 2004 and July 7, 2005 (the Declaration of Trust).

On July 7, 2005, the unitholders passed a special resolution converting the Trust from a closed-end to an open-ended mutual fund trust.

2 Summary of significant accounting policies

Basis of presentation

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and the liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries, together with its proportionate share of the assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

On January 1, 2005, the Trust adopted the requirements of The Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs). This standard considers a VIE to be an entity in which either the equity at risk is not sufficient to permit it to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party who has exposure to the majority of a VIE's expected losses and/or expected residual returns. The adoption of AcG-15 had no material impact on the Trust.

Exchangeable securities

The Trust has applied the recommendations of the Emerging Issues Committee (EIC) of the CICA who issued an Abstract of Issues Discussed No. 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (EIC-151), which provides guidance on the presentation of exchangeable securities issued by a subsidiary of an income trust. In order to be presented as equity, the exchangeable securities must have distributions that are economically equivalent to distributions on units issued directly by the income trust and the exchangeable securities must also ultimately be exchanged for units of the income trust.

(in thousands of dollars, except unit and per unit amounts)

Real estate assets

a) Income properties

Income properties are carried at cost less accumulated amortization, less impairment loss, if any. Cost includes initial acquisition costs, improvements, other direct costs and capitalized development costs. In accordance with EIC-137, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, and EIC-140, Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination, the cost of income property acquisitions initiated on or after September 12, 2003 is allocated to tangible and intangible assets based on their respective fair market values. Tangible assets include land, buildings, tenant improvements and equipment. Intangible assets include the value of in-place leases, the value of above and below market leases and the value of tenant relationships, if any. For income property acquisitions initiated before September 12, 2003, the cost of income properties was allocated to land and buildings based on their respective fair market values.

The Trust records amortization expense on a straight-line basis over the assets' estimated useful lives as follows:

Buildings	40 years
Buildings under land leases and capital leases	term of the respective lease
Tenant improvements	term of the respective lease
Equipment	5 years
Value of in-place leases	term of the respective lease plus renewal periods as applicable
Value of tenant relationships	term of the respective lease plus renewal periods as applicable

The Trust amortizes the value of above and below market leases on a straight-line basis over the term of the respective lease as an adjustment to rentals from income properties.

b) Properties under development

Properties under development are stated at cost less impairment charges, if any. Cost includes initial acquisition costs, other direct costs of development and construction, allocations of directly attributable general and administrative expenses, property taxes, interest on both specific and general debt, and incidental operating revenues and expenses during the period of development. Certain properties under development are subject to development agreements (see note 5(a)).

c) Impairment of income properties and properties under development

The Trust uses a two-step process for determining when an impairment of income properties and properties under development should be recognized in the consolidated financial statements. If events or circumstances indicate that the carrying value of a property may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from property operations and its projected disposition. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized. No impairment losses were recorded by the Trust during 2005 or 2004.

(in thousands of dollars, except unit and per unit amounts)

d) Deferred leasing costs

Deferred leasing costs include tenant inducements and leasing costs. These costs are deferred and amortized on a straight-line basis over the terms of the respective lease.

e) Properties held for sale and discontinued operations

A property is classified by the Trust as held for sale on the consolidated balance sheet at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. Properties held for sale are stated at the lower of cost and net realizable value, less selling costs. No amortization is recorded on these properties once classified as held for sale. A property that is subsequently reclassified to held and used is measured at the lower of: (a) its carrying amount before it was classified as held for sale, adjusted for any amortization expense that would have been recognized had it been continuously classified as held and used; and (b) its estimated fair value at the date of the subsequent decision not to sell.

The results of operations associated with properties disposed of, or classified as held for sale, are reported separately as income from discontinued operations when the Trust has no continuing involvement with the ongoing cash flow of the assets.

f) Impairment of mortgages and loans receivable

Mortgages and loans receivable are classified as impaired when, in the opinion of management, there is a reasonable doubt as to the timely collection of principal and interest. The carrying amount of a mortgage or loan receivable that is classified as impaired is reduced to its estimated fair value.

Revenue recognition

Rentals from income properties include rents from tenants under leases, property tax and operating cost recoveries, percentage participation rents, lease cancellation fees, parking income and incidental income. Rents from tenants may include free rent periods and rental increases over the term of the lease and are recognized in revenue on a straight-line basis over the term of the lease. The difference between revenue recognized and the cash received is included in amounts receivable as straight-line rent receivable. Recoveries from tenants are recognized as revenues in the period in which the applicable costs are incurred. Percentage participation rents are recognized after the minimum sales level has been achieved in accordance with each lease. Lease cancellation fees are recognized as revenue when the tenant foregoes the rights and obligations from the use of the space. Other income is recorded in the period it is earned.

For properties under development, rentals from income properties are recognized in the consolidated statements of income commencing upon the earlier of attaining a break-even point in cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion determined at the time of approval of the project. Prior to the income property under development meeting these criteria, net property operating income is recorded as a reduction of capitalized costs.

(in thousands of dollars, except unit and per unit amounts)

Unit based compensation

a) Unit options issued to non-employees on acquisitions

In connection with certain acquisitions and the associated development agreements, the Trust may grant options to acquire units of the Trust to FirstPro Group of Companies (FirstPro) and other vendors. These options are measured at fair value at the date of grant using a Black-Scholes option pricing model and are included in determining the cost of the acquisition.

b) Deferred unit plan

The deferred unit plan is described in note 11(f). Deferred units granted to trustees and executives in respect of their trustee fees and bonuses are considered to be in respect of past services and are recognized in compensation expense upon grant. Deferred units granted relating to amounts matched by the Trust are considered to be in respect of future services and are recognized in compensation expense on a straight-line basis over the vesting period. Compensation cost is measured based on the market price of the Trust's units on the date of grant of the deferred units. The deferred units earn additional deferred units for the distributions that would otherwise have been paid on the deferred units had they instead been issued as Trust Units on the date of grant. No additional compensation cost is recorded for additional deferred units issued. Deferred units that have vested, but for which the corresponding Trust Units have not been issued and where the ultimate issuance of such Trust Units is simply a matter of the passage of time, are considered to be outstanding units from the date of vesting for basic income per unit calculations.

c) Unit option plan

The Trust has a unit option plan for trustees and employees. The Trust recognizes compensation expense based on the fair value of the options at the date of grant using a Black-Scholes option pricing model over the vesting period. The Trust does not intend to issue any further options under this plan.

d) Warrants issued to non-employees on acquisitions

In conjunction with certain acquisitions, the Trust may issue warrants to acquire units of the Trust to the vendor. These warrants are measured at fair value at the date of grant using a Black-Scholes option pricing model and are included in determining the cost of the acquisition.

Convertible debentures

Upon issuance, convertible debentures are separated into their debt and equity components. These components are measured based on their respective estimated fair values at the date of issuance of the convertible debentures. The fair value of the debt component is estimated based on the present value of future interest and principal payments due under the terms of the convertible debentures using a discount rate for similar debt instruments without a conversion feature. The value assigned to the equity component is the estimated fair value ascribed to the holders' option to convert the convertible debentures into units. The difference between the fair value of the convertible debentures and their face value is recognized as interest expense on a straight-line basis over the term to maturity of the convertible debentures.

(in thousands of dollars, except unit and per unit amounts)

Deferred financing costs

Deferred financing costs include commitment fees, underwriting costs and legal costs associated with new debt and the renewal of existing debt of the Trust. Financing costs for term mortgages, development loans and debentures are deferred and amortized over the term of the respective indebtedness. Financing costs for non-term debt are deferred and amortized over five years. In the event any debt is terminated, any associated unamortized financing costs are expensed immediately. Upon conversion of convertible debentures into Trust Units, a portion of the associated unamortized financing costs are charged to equity.

Income per unit calculations

Basic income per unit is calculated by dividing income by the weighted average number of units outstanding for the year including vested deferred units. The calculation of income per unit on a diluted basis considers the potential exercise or conversion of outstanding unit purchase options and development agreement options, Exchange Agreement options, unvested deferred units, warrants and convertible debentures, if dilutive, and is calculated using the treasury stock method.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and include short-term investments with original maturities of three months or less. At December 31, 2005, cash and cash equivalents include the Trust's proportionate share of cash balances of joint ventures of $1,265 (2004 - $1,716).

Fair value of financial instruments

The Trust's amounts receivable, prepaid expenses and deposits, cash and cash equivalents and accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short period to receipt or payment of cash. The fair values of other financial instruments are disclosed in notes 6 and 10, with fair values estimated based on discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the Trust might pay or receive in actual market transactions.

Derivative financial instruments

Derivative financial instruments are utilized by the Trust in the management of its interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Trust may enter into interest rate swaps or similar instruments in order to reduce the impact of fluctuating interest rates on its debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

The Trust designates its interest rate agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

(in thousands of dollars, except unit and per unit amounts)

3 Acquisitions

Acquisitions during the year ended December 31, 2005

a) On July 8, 2005, the Trust completed the acquisition of substantially all of the freehold and leasehold interests in 45 properties from FirstPro, Wal-Mart Canada Realty Inc. and other vendors. These interests include the co-ownership interests owned by FirstPro in seven properties where the Trust already owned the other co-ownership interests, effectively giving the Trust a 100% ownership interest in these properties. As at the closing date, the 45 properties comprised approximately 5,458,375 net square feet of leased area of which approximately 2,141,771 net square feet (18 stores) was leased to Wal-Mart Canada Inc., and include lands with the potential for future development of approximately 2,721,594 net square feet. In connection with the acquisition: FirstPro obtained the ability to nominate a specified number of trustees; the Trust entered into long-term development agreements and property management agreements with FirstPro on the properties acquired; and it was agreed that the Trust's head office would be relocated to Toronto.

The purchase price of the properties was $1,168,703 including costs of acquisition. Of this purchase price, approximately $190,017 relates to three properties in which the Trust acquired leasehold interests and prepaid its entire lease obligation. The purchase price was satisfied by the assumption of existing mortgages, non-interest bearing mortgages provided by the vendors, the issuance of 12,594,458 Class B Units (see note 11 for a description of the Class B Units) to FirstPro and the other vendors, the issuance of Development Agreement options and Exchange Agreement options to FirstPro and the other vendors, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new term mortgages and unsecured bridge loan financing. The Class B Units were valued at a price of $19.85 per unit, which was approximately the fair market value of Trust Units on the date the substantive terms of the acquisition were agreed upon and announced. Development Agreement options and Exchange Agreement options were valued at their estimated combined fair market value of $10,675 based on a Black-Scholes calculation using the following assumptions: average volatility of 17.8% on the underlying Trust Units; an exercise price of $20.10 per unit; a risk free interest rate of 1.605%; a weighted average expected life of two years; and an expected distribution rate on the Trust Units of 6.76%.

At December 31, 2005, the acquisition of two properties under development (included in the 45 properties above) has not been completed. Cash of $250 and 184,524 Class B Units with an ascribed value at the date of grant of $3,663 are held in escrow and will be released to the vendors on closing of acquisition of the properties by the Trust. In addition, the Trust is obligated to provide an additional $6,990 in cash to complete the acquisition of one of these properties. If the properties are acquired, they will be recorded at the date of acquisition at which time the purchase price will be allocated to the fair value of the net assets acquired, otherwise the cash and units held in escrow (note 9(a)) will be returned to the Trust.

b) On March 10, 2005, the Trust completed the acquisition of a 100% interest in three retail properties and a 60% undivided interest in each of five other retail properties from the co-owners, FirstPro and Wal-Mart Canada Realty Inc. The purchase price of the properties was $229,333 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all eight centres. The purchase price was satisfied by a non-interest bearing mortgage on one of the properties provided by the vendors, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on seven of the properties.

(in thousands of dollars, except unit and per unit amounts)

c) Pursuant to Development Agreements and the Exchange Agreement referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from FirstPro and Wal-Mart Realty Inc. for $101,322.

d) The Trust completed three acquisitions from unrelated parties during the year ended December 31, 2005 for a total purchase price of $39,289.

Consideration for the assets acquired during the year ended December 31, 2005 is summarized as follows:

	July 8, 2005 $	March 10, 2005 $	Earnouts $	Other $	Total $
Cash	506,526	220,066	61,875	18,753	807,220
Mortgages payable					
Assumed at fair value (i)	365,249	-	-	19,958	385,207
Vendor take-back	33,091	5,997	-	-	39,088
Accounts payable and accrued liabilities assumed	3,162	3,270	723	578	7,733
Class B Units issued	250,000	-	6,646	-	256,646
Trust Units issued	-	-	32,078	-	32,078
Development Agreement options and Exchange Agreement options	10,675	-	-	-	10,675
	1,168,703	229,333	101,322	39,289	1,538,647

i) Including a mark-to-market adjustment of $22,386.

The allocations of the purchase price of the acquisitions during the year ended December 31, 2005 to the assets acquired are summarized as follows:

	July 8, 2005 $	March 10, 2005 $	Earnouts $	Other $	Total $
Income properties					
Tangible assets					
Land (i)	255,404	59,687	12,903	9,303	337,297
Buildings	569,484	116,559	61,754	20,573	768,370
Tenant improvements	59,666	13,743	10,138	3,470	87,017
	884,554	189,989	84,795	33,346	1,192,684
Prepaid land rent	47,157	-	-	-	47,157
Intangible assets					
In-place leases	133,551	31,570	15,383	5,450	185,954
Tenant relationships	9,002	1,777	1,144	493	12,416
	142,553	33,347	16,527	5,943	198,370
	1,074,264	223,336	101,322	39,289	1,438,211
Properties under development	90,526	5,997	-	-	96,523
Cash and units held in escrow	3,913	-	-	-	3,913
	1,168,703	229,333	101,322	39,289	1,538,647

(in thousands of dollars, except unit and per unit amounts)

i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $10,565.

At December 31, 2005, the allocation of the purchase prices to the assets acquired for these acquisitions was finalized. Income from the acquired properties is included in the consolidated statement of income from the date of acquisition or, in the case of the July 8, 2005 acquisition, from an effective date of July 1, 2005.

Acquisitions during the year ended December 31, 2004

a) On February 16, 2004, the Trust completed the acquisition of twelve retail properties from a partnership (WM-FP Partnership) in which FirstPro is a 40% owner and an affiliate of a major tenant (Wal-Mart Canada Realty Inc.) is a 60% owner. The purchase price of the properties was $312,604 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all twelve centres. The purchase price was satisfied by non-interest bearing mortgages on two of the properties provided by the vendors, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on ten of the properties.

b) On May 4, 2004, the Trust completed the acquisition of a 50% and 49% undivided interest in two retail properties pursuant to an assignment of purchase agreement between FirstPro and the previous owner. The purchase price of these interests was $52,376 including costs of acquisition. Under the terms of the assignment, the Trust loaned an additional $9,400 at 9% per annum to FirstPro to replace mezzanine loans payable by FirstPro to one of the vendors of the properties. This loan was subsequently repaid on July 8, 2005 when the Trust acquired the remaining interest in each of the properties. The purchase price was satisfied by the assumption of existing mortgages, the issuance of Development Agreement options and the assumption of accounts payable and accrued liabilities, and cash obtained from unsecured bridge financing.

c) On May 14, 2004, the Trust completed the acquisition of twelve retail properties from the WM-FP Partnership. The purchase price of the properties was $287,564 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all twelve centres. The purchase price was satisfied by non-interest bearing mortgages on two of the properties and an interest bearing mortgage on one of the properties provided by the vendor, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on eight of the properties.

d) On November 30, 2004, the Trust completed the acquisition of six retail properties from the WM-FP Partnership. The purchase price of the properties was $71,521 including costs of acquisition. Wal-Mart Canada Inc. operates stores in all six centres (three stores continue to be owned by Wal-Mart). The purchase price was satisfied by non-interest bearing mortgages on two of the properties provided by the vendor, the issuance of Development Agreement options, the assumption of accounts payable and accrued liabilities, and cash including amounts obtained from new debt financing on three of the properties.

e) Pursuant to Development Agreements referred to in notes 4 and 5(a), the Trust completed the purchase of additional development space (Earnouts) from WM-FP Partnership for $24,369.

(in thousands of dollars, except unit and per unit amounts)

Consideration for the assets acquired during the year ended December 31, 2004 is summarized as follows:

	February 16, 2004 $	May 4, 2004 $	May 14, 2004 $	November 30, 2004 $	Earnouts $	Total $
Cash	296,553	32,276	250,905	64,983	14,047	658,764
Mortgages payable						
Assumed at fair value	-	29,106	-	-	-	29,106
Vendor take-back	12,913	-	31,152	5,738	-	49,803
Accounts payable and accrued liabilities assumed	3,138	394	5,507	800	534	10,373
Trust Units issued	-	-	-	-	9,788	9,788
	312,604	61,776	287,564	71,521	24,369	757,834

The allocations of the purchase price of the acquisitions during the year ended December 31, 2004 to the assets acquired are summarized as follows:

	February 16, 2004 $	May 4, 2004 $	May 14, 2004 $	November 30, 2004 $	Earnouts $	Total $
Income properties						
Tangible assets						
Land (i)	79,159	13,561	74,895	14,966	3,651	186,232
Buildings	159,498	24,354	149,612	39,326	14,105	386,895
Tenant improvements	17,460	4,711	14,810	3,052	2,565	42,598
	256,117	42,626	239,317	57,344	20,321	615,725
Intangible assets						
In-place leases	41,242	9,234	35,793	8,042	3,692	98,003
Below market leases	-	-	(1,017)	-	-	(1,017)
Tenant relationships	2,332	516	1,820	396	356	5,420
	43,574	9,750	36,596	8,438	4,048	102,406
	299,691	52,376	275,913	65,782	24,369	718,131
Properties under development	12,913	-	11,651	5,739	-	30,303
Loans receivable	-	9,400	-	-	-	9,400
	312,604	61,776	287,564	71,521	24,369	757,834

i) The allocation of the purchase price of Earnouts in the above table does not include the cost of previously acquired land in the amount of $965.

At December 31, 2004, the allocation of the purchase prices to the assets acquired for these acquisitions was finalized. Income from the acquired properties is included in the consolidated statement of income from the date of acquisition.

(in thousands of dollars, except unit and per unit amounts)

4 Income properties

Income properties consist of the following:

	2005			2004		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tangible assets						
Land	574,632	-	574,632	232,770	-	232,770
Buildings	1,261,054	32,475	1,228,579	491,395	9,490	481,905
Tenant improvements	129,354	15,979	113,375	42,052	3,490	38,562
Equipment	238	88	150	112	49	63
	1,965,278	48,542	1,916,736	766,329	13,029	753,300
Prepaid land rent	47,157	674	46,483	-	-	-
Intangible assets						
In-place leases	278,146	31,970	246,176	96,257	7,239	89,018
Below market leases	(1,017)	(195)	(822)	(1,017)	(75)	(942)
Tenant relationships	17,481	1,343	16,138	5,312	328	4,984
	294,610	33,118	261,492	100,552	7,492	93,060
Total income properties	2,307,045	82,334	2,224,711	866,881	20,521	846,360

Land with a carrying value of $31,231 (2004 - $12,992) is subject to development acquisition agreements with FirstPro and the Exchange Agreement, the original vendor of the properties. FirstPro pays the Trust an opportunity fee ranging from 8% to 9% per annum of the aggregate undeveloped land cost as reduced from time to time upon the completion and rental of additional space that is purchased by the Trust. As the negotiated opportunity fee earned by the Trust reflects management's estimate of a fair market return for the lease of a productive asset, the fee is recognized as revenue. Pursuant to the development acquisition agreements, FirstPro has assumed the responsibility for the cost of developing the land. Included in this land subject to development acquisition agreements is land with a carrying value of $7,043 for which FirstPro is obligated to repurchase any land remaining undeveloped at the end of the specified development period of five years (extendable to ten years under certain circumstances). The remaining land subject to development acquisition agreements with a carrying value of $24,188 provides for a reduction, under certain circumstances at the end of the development period, of 15% of the Trust's obligations under a non-interest bearing development loan related to the land, which has a principal amount outstanding at December 31, 2005 of $3,600. Upon the completion and rental of additional space on these lands the Trust is obligated to purchase the additional developments at a total price calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.155% to 10.0%), on the date rent becomes payable on the additional space (Gross Cost). The actual price paid to FirstPro is the Gross Cost less the associated land cost (Net Cost). The Trust has provided a second mortgage on a specific property in the amount of $10,000 to FirstPro as security for payment of the Net Cost.

For certain of this land, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development acquisition agreements, subject to a maximum number of units (note 11(c)). For other land, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Class B Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

(in thousands of dollars, except unit and per unit amounts)

The Trust has also provided financing to FirstPro to fund development costs (note 6(b)).

During the year ended December 31, 2005, the Trust acquired 196,218 square feet (2004 - 28,621 square feet) of retail space upon completion and rental of additional space by FirstPro at a Net Cost of $26,386 (2004 - $4,291) (i.e., exclusive of the cost of land previously acquired). FirstPro elected to receive consideration of $7,418 (2004 - $1,717) in Trust Units and $3,127 (2004 - $nil) in Class B Units (note 11(c)).

As at December 31, 2005, four income properties with a cost of $234,307 and a net book value of $226,589 are subject to capital leases. As at December 31, 2004, one property with a cost of $40,807 and a net book value of $40,048 is subject to a capital lease. Three of the income properties were acquired in 2005 under the terms of 35-year leases with FirstPro. FirstPro has the right to terminate the leases after ten years on payment to the Trust of the market value of a 35-year leasehold interest in the properties at that time and also has the right to terminate the leases at any time in the event any third party acquires 20% of the aggregate of the Trust Units and special voting units by payment to the Trust of the unamortized balance of any prepaid lease cost. The Trust prepaid its entire lease obligations of $190,017, including prepaid land rent of $47,157, under these lease agreements on July 8, 2005. There are no purchase options at the end of the lease term for these three income properties and, accordingly, the portion of the prepaid lease obligation attributable to land has been classified as prepaid land rent. Amortization of prepaid land rent is included in property operating costs in the consolidated statement of income. The fourth capital lease is described further in note 9(c).

During 2005, unamortized tenant improvements and intangible assets relating to space that was vacated by tenants during the year, totalling $4,057, were charged to amortization expense.

5 Properties under development

Properties under development consist of the following:

	2005 $	2004 $
Properties under development subject to development management agreements (a)	56,025	32,030
Properties under development not subject to development management agreements (b)	99,792	-
	155,817	32,030

a) Properties under development subject to development management agreements

These properties under development are subject to development management agreements with FirstPro and Wal-Mart Canada Realty Inc. (together with the development acquisition agreements discussed in note 4, collectively referred to as the Development Agreements) and to an exchange, option and support agreement with FirstPro and the other vendors of the properties (the Exchange Agreement). Pursuant to the development management agreements and the Exchange Agreement, the vendors assume responsibility for managing the development of the land on behalf of the Trust and are granted the right for a period of five years to earn an Earnout Fee. The Trust is obligated to pay the Earnout Fee upon the

(in thousands of dollars, except unit and per unit amounts)

completion and rental of additional space on these properties, on the date rent becomes payable on the additional space. Gross Cost is calculated by a formula using the net operating rents and predetermined negotiated capitalization rates (which range from 7.250% to 9.125%). The Earnout Fee is calculated as the Gross Cost less the associated land and development costs incurred by the Trust.

For certain of these properties under development, FirstPro has been granted the right, at its option, to receive up to 40% of the Gross Cost in Trust Units for developments completed pursuant to the development management agreements, subject to a maximum number of units (note 11(c)). For other properties under development, FirstPro has been granted the right, at their option, to receive up to 40% of the Gross Cost in Class B Units for developments completed pursuant to the Exchange Agreement, subject to a maximum number of units (note 11(c)).

The vendors have provided non-interest bearing loans for the initial land acquisition costs and interest bearing loans to finance additional costs of developments (notes 10(c) and 10(b), respectively).

During the year ended December 31, 2005, the Trust completed 371,143 square feet (2004 - 118,760 square feet) of retail space with a Gross Cost of $49,477 (2004 - $13,884) plus Earnout Fees paid to the vendors of $25,459 (2004 - $6,194). FirstPro elected to receive $24,660 (2004 - $8,071) in Trust Units and $3,519 (2004 - $nil) in Class B Units (note 11(c)).

b) Properties under development not subject to development management agreements

These properties under development are being developed directly by the Trust. Pursuant to the Exchange Agreement, FirstPro and the other vendors are entitled to acquire Class B Units on the completion and rental of additional space on certain of these properties under development, subject to a maximum number of units (note 11(c)). None of these properties under development were completed during 2005 or 2004.

6 Mortgages and loans receivable

Mortgages and loans receivable consist of the following:

	2005 $	2004 $
Mortgages receivable (a)	36,492	21,495
Loans receivable (b)	5,061	7,281
Mortgages receivable (c)	1,600	1,600
Mortgages receivable (d)	-	9,345
Mortgages receivable (e)	-	221
	43,153	39,942

(in thousands of dollars, except unit and per unit amounts)

a) Mortgages receivable of $36,492 (2004 - $21,495) have been provided pursuant to agreements with FirstPro in which the Trust will lend up to $54,450 (2004 - $37,331) for use in acquiring and developing six (2004 - six) properties in Ontario and Quebec. These mortgages bear interest payable monthly at 7.50% to 9.25% (2004 - 8.75% to 9.25%) and the principal amounts are due at the maturity of the mortgages at various dates in 2009 and 2010 (four to five years from the initial advance). The mortgages are secured by first or second charges on properties, assignments of rents and leases, and general security agreements. In addition, other FirstPro affiliated companies have provided certain limited indemnities and guarantees.

   During 2005, $22,521 has been funded, offset by repayments of $7,524.

   The Trust has an option to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. During the year ended December 31, 2005, one property was completed and the Trust exercised its option to acquire a 50% interest. The acquisition was completed on July 8, 2005 at a cost of $6,208.

b) Loans receivable of $5,061 (2004 - $7,281) have been provided pursuant to development acquisition agreements with FirstPro (note 4). The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% (2004 - 0.75% to 1.25%). The loans receivable are repayable at the completion and rental of the properties under development. FirstPro has not provided any security in regard to the loans; however, the loan agreements stipulate that the proceeds of the loans are to be used to fund improvements to properties owned by the Trust.

c) Mortgages receivable of $1,600 (2004 - $1,600) have been provided to a company in which a trustee of the Trust is an officer and director, are secured by second charges on two properties under development, bear interest at 12% per annum and are repayable in their entirety upon the earliest of the Trust purchasing the properties, the properties being sold to a third party and the day which is two years following the date of substantial completion of the properties. The Trust has an option to purchase the properties at a negotiated price, or failing agreement, at a price equal to 95% of the appraised value of the properties. The Trust has declined the option right on one of the properties.

d) Mortgages receivable, which were provided to FirstPro, were secured by a second charge on two income properties, interest bearing at 9.00% and repayable in blended monthly instalments of $78. These mortgages receivable were repaid in full on July 8, 2005.

e) A mortgage receivable, which was secured by a second charge on an income property, was interest bearing at 11.75% and repayable in blended monthly instalments of $3. It was repaid in full on April 5, 2005.

The estimated fair value of the mortgages and loans receivable is $41,677 based on current market rates for mortgages and loans with similar terms and risks. Mortgages and loans receivable have not been reduced to their estimated fair values because it is currently the Trust's intent to hold them to maturity.

(in thousands of dollars, except unit and per unit amounts)

7 Deferred leasing costs

Deferred leasing costs consist of the following:

	2005			2004		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Tenant inducements	579	140	439	242	58	184
Leasing costs	868	60	808	115	22	93
	1,447	200	1,247	357	80	277

8 Deferred financing costs

Deferred financing costs consist of the following:

	2005			2004		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Deferred financing costs	8,181	1,167	7,014	5,223	509	4,714

For the year ended December 31, 2005, $1,201 (2004 - $nil) of unamortized deferred financing costs, relating to convertible debentures that have been converted, have been charged to equity (note 11(h)). Amortization of deferred financing costs are included in interest expense (note 10(g)).

9 Working capital

a) Prepaid expenses and deposits

Prepaid expenses and deposits consist of the following:

	2005 $	2004 $
Prepaid expenses and other	2,697	1,183
Deposits	1,984	1,205
Cash and units held in escrow (note 3(a))	3,913	-
	8,594	2,388

(in thousands of dollars, except unit and per unit amounts)

b) Amounts receivable

Amounts receivable consist of the following:

	2005 $	2004 $
Tenant receivables	9,549	2,710
Straight-line rent receivable	5,472	1,692
Development costs recoverable from municipality	6,916	-
Other	4,757	1,341
	26,694	5,743

c) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2005 $	2004 $
Accounts payable	10,477	2,231
Accruals and other payables	19,401	10,126
Accrued interest payable	8,164	2,578
Prepaid rents and tenant deposits	7,572	3,572
Distributions payable	8,373	3,493
Capital lease obligation	496	453
	54,483	22,453

An income property under a 35-year capital lease with FirstPro requires a $10,000 payment at the end of the lease in 2038 to exercise a purchase option. The capital lease obligation of $496 (2004 - $453) is net of imputed interest at 9.18% of $9,504 (2004 - $9,547).

d) Changes in other non-cash operating items

Changes in other non-cash operating items consist of the following:

	2005 $	2004 $
Prepaid expenses and deposits	(5,424)	(545)
Amounts receivable	(16,953)	(4,171)
Accounts payable and accrued liabilities	19,666	3,403
	(2,711)	(1,313)

(in thousands of dollars, except unit and per unit amounts)

10 Debt

Debt consists of the following:

	2005 $	2004 $
Term mortgages (a)	1,139,458	485,190
Development loans		
Interest bearing (b)	34,420	20,758
Non-interest bearing (c)	50,528	24,641
Revolving operating facilities (d)	5,000	17,000
Unsecured debentures (e)	200,000	-
Convertible debentures (f)	22,029	52,483
	1,451,435	600,072
Less: Debt related to assets held for sale	(4,056)	(39,377)
	1,447,379	560,695

a) Term mortgages

Term mortgages bear interest at fixed rates with a weighted average interest rate of 6.06% at December 31, 2005 (2004 - 6.17%) and mature between 2006 and 2025. The term mortgages are secured by first registered mortgages over specific income properties and properties under development, and first general assignments of leases, insurance and registered chattel mortgages.

Principal repayment requirements for term mortgages are as follows:

	Instalment payments $	Lump sum payments at maturity $	Total $
2006	23,071	11,643	34,714
2007	24,034	1,337	25,371
2008	25,395	3,832	29,227
2009	26,280	34,682	60,962
2010	27,162	24,070	51,232
Thereafter	229,457	688,276	917,733
	355,399	763,840	1,119,239
Mark-to-market adjustment			20,219
			1,139,458

(in thousands of dollars, except unit and per unit amounts)

b) Interest bearing development loans

Interest bearing development loans total $34,420 (2004 - $20,758) and are detailed as follows:

- Development loans totalling $21,021 (2004 - $15,711) bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.375% to bankers' acceptance rates plus 2.00% on $12,619 and a fixed rate of 10% on $8,402, are secured by first and second registered mortgages over specific income properties and first general assignments of leases and insurance, and are subject to review annually.
- Development loans totalling $13,399 (2004 - $5,047) have been provided by FirstPro and Wal-Mart Realty Inc. to finance additional costs of developments (note 5(a)). They bear variable interest rates at the bankers' acceptance rates plus 2%, are secured by first mortgages over specific income properties and income properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

c) Non-interest bearing development loans

Non-interest bearing development loans have been provided by FirstPro and Wal-Mart Realty Inc. to finance initial land acquisition costs (note 5(a)). These loans were initially measured at their estimated fair value using imputed interest rates ranging from 4.03% to 4.63%, are secured by first mortgages over specific income properties and properties under development and first general assignments of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent. During the year ended December 31, 2005, imputed interest of $1,054 (2004 - $726) was capitalized to property under development.

d) Revolving operating facilities

The revolving operating facilities bear variable interest rates based on bank prime plus nil% to 0.375% (December 31, 2004 - 0.375% to 0.50%) and are secured by first charges over specific income properties, and first general assignments of leases and insurance, and are subject to review by July 15, 2006 and September 30, 2006.

	2005 $	2004 $
Lines of credit available	80,000	80,000
Lines of credit outstanding	5,000	17,000
Letters of credit outstanding	15,386	4,321

(in thousands of dollars, except unit and per unit amounts)

e) Unsecured debentures

On September 22, 2005, the Trust issued $200,000 of 4.51% Series A unsecured debentures due September 22, 2010 (the Unsecured Debentures) with semi-annual interest payments on September 22 and March 22 of each year. At December 31, 2005, the Unsecured Debentures are rated BBB with a stable trend by Dominion Bond Rating Services.

f) Convertible debentures

On May 14, 2004, the Trust issued $55,000 of 6.00% convertible unsecured subordinated debentures (the Convertible Debentures) due June 30, 2014. The Convertible Debentures are convertible at the holder's option at any time into Trust Units at $17.00 per unit and are redeemable at the option of the Trust on or after June 28, 2010. The Convertible Debentures were divided into their liability and equity components, measured at their respective fair values at time of issue. During the year ended December 31, 2005, $31,875 of face value of the Convertible Debentures (2004 - $450) were converted into Trust Units (note 11(h)). At December 31, 2005, $22,674 of face value of the Convertible Debentures was outstanding (2004 - $54,550).

g) Interest expense

Interest expense consists of the following:

	2005 $	2004 $
Interest at stated rate	60,189	23,472
Amortization of mark-to-market adjustment	(2,167)	-
Amortization of deferred financing costs	918	486
	58,940	23,958
Less: Interest capitalized to properties under development	(2,954)	(190)
Interest expense	55,986	23,768

h) Fair values

The estimated fair value of debt is approximately as follows:

	2005 $	2004 $
Term mortgages	1,174,547	486,747
Development loans	84,948	45,399
Revolving operating facilities	5,000	17,000
Unsecured debentures	196,672	-
Convertible debentures	31,063	52,003
	1,492,230	601,149

(in thousands of dollars, except unit and per unit amounts)

11 Unit equity

The following presents the number of units issued and outstanding, and the related carrying value of unit equity, for the years ended December 31, 2005 and 2004:

	Number of units issued and outstanding			Carrying amount		
	Trust Units	Class B Units	Total	Trust Units $	Class B Units $	Total $
Balance - January 1, 2004	11,297,692	-	11,297,692	104,200	-	104,200
Units issued for cash - net (b)	19,968,182	-	19,968,182	279,636	-	279,636
Development Agreement options exercised (c)	716,617	-	716,617	9,788	-	9,788
Unit options exercised (d)	221,600	-	221,600	2,216	-	2,216
Warrants exercised (e)	1,000,000	-	1,000,000	10,500	-	10,500
Distribution reinvestment plan (g)	32,610	-	32,610	518	-	518
Debentures converted (h)	26,470	-	26,470	468	-	468
Fair value of options issued	-	-	-	4	-	4
Balance - December 31, 2004	33,263,171	-	33,263,171	407,330	-	407,330
Units issued for cash - net (b)	18,693,000	-	18,693,000	372,361	-	372,361
Units issued for properties acquired (note 3)	-	12,594,458	12,594,458	-	250,000	250,000
Fair value of Development Agreement and Exchange Agreement options issued (note 3)	-	-	-	2,425	8,250	10,675
Development Agreement options exercised (c)	2,249,754	-	2,249,754	32,078	-	32,078
Exchange Agreement options exercised (c)	-	330,667	330,667	-	6,646	6,646
Unit options exercised (d)	318,400	-	318,400	3,184	-	3,184
Deferred unit plan (f)	-	-	-	1,597	-	1,597
Distribution reinvestment plan (g)	150,734	-	150,734	3,316	-	3,316
Debentures converted (h)	1,875,036	-	1,875,036	30,657	-	30,657
Balance - December 31, 2005	56,550,095	12,925,125	69,475,220	852,948	264,896	1,117,844

a) Authorized units

i) Trust Units

The Trust is authorized to issue an unlimited number of voting trust units (Trust Units), each of which represents an equal undivided interest in the Trust. All Trust Units outstanding from time to time shall be entitled to participate pro rata in any distributions by the Trust and, in the event of termination or winding up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Unitholders are entitled to require the Trust to redeem all or any part of their Trust Units at prices determined and payable in accordance with the conditions provided for in the Declaration of Trust. A maximum amount of $50 may be redeemed in total in any one month unless otherwise waived by the Board of Trustees.

(in thousands of dollars, except unit and per unit amounts)

The Trust is authorized to issue an unlimited number of special voting units that will be used to provide voting rights to holders of exchangeable securities. Special voting units are not entitled to any interest or share in the distributions or net assets of the Trust. Each special voting unit entitles the holder to the number of votes at any meeting of unitholders of the Trust, which is equal to the number of Trust Units into which the exchangeable security is exchangeable or convertible. Special voting units shall be cancelled on the issuance of Trust Units on exercise, conversion or cancellation of the corresponding exchangeable securities. At December 31, 2005, there were 12,925,125 special voting units outstanding. There is no value assigned to the special voting units.

ii) Limited partnership units

An unlimited number of Class A Units, Class B Units and Class C Units may be issued by Calloway Limited Partnership (LP). Class A partners have five votes for each Class A Unit held, Class B partners have one vote for each Class B Unit held and Class C partners have no votes at meetings of the LP. The LP is under the control of the Trust.

The Class A Units are entitled to all distributable cash of the LP after the required distributions on the Class B Units have been paid. At December 31, 2005, there were 3,080,000 Class A Units outstanding. All Class A Units are owned indirectly by the Trust and have been eliminated on consolidation.

The Class B Units are non-transferable, except under certain circumstances, but are exchangeable into an equal number of Trust Units at the holder's option. Holders of Class B Units are entitled to receive distributions equivalent to the distributions on Trust Units. Each Class B Unit is entitled to one special voting unit, which will entitle the holder to receive notice of, attend and vote at all meetings of the Trust. The Class B Units are considered to be economically equivalent to Trust Units and accordingly have been presented as equity in these consolidated financial statements.

The Class C Units are entitled to receive 0.01% of any distributions of the LP and have nominal value assigned in the financial statements. The Class C Units are exchangeable at the holder's option into Class B Units upon the completion and rental of additional space on specific properties and payment of $20.10 per unit (the Exchange Agreement options - see note 11(c)). At December 31, 2005, there were 8,169,333 Class C Units outstanding.

(in thousands of dollars, except unit and per unit amounts)

b) Units issued

During 2005, the Trust issued Trust Units for cash in three separate transactions:

	Issued units	Issue price $	Proceeds $
March 10	3,101,000	19.35	60,004
July 8	11,336,000	19.85	225,020
December 6	4,256,000	23.50	100,016
	18,693,000		385,040
Issue costs			(12,679)
			372,361

During 2004, the Trust issued Trust Units for cash in three separate transactions:

	Issued units	Issue price $	Proceeds $
February 16	10,948,182	13.75	150,538
May 14	6,700,000	15.00	100,500
November 18	2,320,000	17.25	40,020
	19,968,182		291,058
Issue costs			(11,422)
			279,636

c) Development Agreement options and Exchange Agreement options

As part of consideration paid for certain income property acquisitions, the Trust has granted options in connection with Development Agreements and the Exchange Agreement (notes 3, 4 and 5) with FirstPro and other vendors. Upon completion and rental of additional space on specific properties, the holder may elect to exercise the options and receive Trust Units, in the case of the Development Agreements options, and Class B Units by exchanging Class C Units, in the case of the Exchange Agreement options. The option strike prices were based on the market price of Trust Units on the date the substantive terms were agreed upon and announced. No options were exercised during the year ended December 31, 2003.

(in thousands of dollars, except unit and per unit amounts)

Date options were granted	Strike price $	Total options granted	Options exercised 2004	Options exercised 2005	Options outstanding at December 31, 2005	Proceeds 2004 $	Proceeds 2005 $
Development acquisition agreements							
October 2003	10.00	199,475	139,311	47,476	12,688	1,394	475
October 2003	10.50	1,800,000	30,773	661,206	1,108,021	323	6,943
		1,999,475	170,084	708,682	1,120,709	1,717	7,418
Development management agreements							
February 2004	14.00	1,860,000	210,574	429,514	1,219,912	2,948	6,013
May 2004	15.25	1,150,000	335,959	683,527	130,514	5,123	10,424
November 2004	17.80	345,000	-	165,359	179,641	-	2,943
March 2005	19.60	225,000	-	-	225,000	-	-
July 2005	20.10	2,500,000	-	262,672	2,237,328	-	5,280
		6,080,000	546,533	1,541,072	3,992,395	8,071	24,660
		8,079,475	716,617	2,249,754	5,113,104	9,788	32,078
Exchange Agreement July 2005	20.10	8,500,000	-	330,667	8,169,333	-	6,646

d) Unit option plan

On July 7, 2003, 560,000 unit options expiring on July 7, 2008 were granted at a strike price of $10 per unit to employees and trustees. The status of the outstanding unit options as at December 31, 2005 is as follows:

	Outstanding	Vested
Balance - January 1, 2004	545,000	425,000
Vested	-	60,000
Exercised	(221,600)	(221,600)
Balance - December 31, 2004	323,400	263,400
Vested	-	60,000
Exercised	(318,400)	(318,400)
Balance - December 31, 2005	5,000	5,000

The Trust does not intend to issue any further options under this plan. The remaining options were exercised on January 13, 2006.

e) Warrants

In 2003, Calloway issued 1,000,000 warrants to FirstPro as part of a purchase agreement and in 2004 all warrants were exercised for Trust Units at a strike price of $10.50 per unit.

(in thousands of dollars, except unit and per unit amounts)

f) Deferred unit plan

During 2005, the Trust implemented a deferred unit plan. The plan entitles trustees and officers, at the participant's option, to receive deferred units in consideration for trustee fees or executive bonuses with the Trust matching the number of units received. The deferred units vest 50% on the third anniversary and 25% on each of the fourth and fifth anniversaries, subject to provisions for earlier vesting in certain events. The deferred units earn additional deferred units for the distributions that would otherwise have been paid on the deferred units (i.e., had they instead been issued as Trust Units on the date of grant). Once vested, participants are entitled to receive an equivalent number of Trust Units for the vested deferred units and the corresponding additional deferred units.

The deferred unit plan was approved by unitholders on July 7, 2005 and the Trust granted 71,544 deferred units at a grant day value of $1,545. The completion of the acquisition of properties on July 8, 2005, was defined to be a change of control for purposes of the deferred unit plan. This resulted in the immediate vesting of all outstanding deferred units at this date and the recognition of all unrecognized compensation expense in respect of these deferred units, in excess of initial amounts previously recorded for trustee fees and executive bonuses. The amount expensed was $858.

The status of the outstanding deferred units as at December 31, 2005 is as follows:

	Outstanding	Vested
Deferred units granted and vested on July 7, 2005	71,544	71,544
Deferred units granted	12,069	-
Additional deferred units earned on vested deferred units	2,326	2,326
Additional deferred units earned on unvested deferred units	46	-
Balance - December 31, 2005	85,985	73,870

g) Distribution reinvestment plan

The Trust enables holders of Trust Units to reinvest their cash distributions in additional units of the Trust at 97% of the weighted average unit price over the ten trading days prior to the distribution. The 3% bonus amount is recorded as an additional distribution and reinvestment.

h) Convertible debentures

During the year ended December 31, 2005, $31,875 (2004 - $450) of face value of the Convertible Debentures were converted into 1,875,036 (2004 - 26,470) Trust Units. The face value of the Convertible Debentures, net of a discount of $1,278 (2004 - $nil), plus a proportionate share of the equity component in the amount of $1,261 (2004 - $18), net of applicable unamortized deferred financing costs of $1,201 (2004 - $nil), was added to Trust Unit capital.

(in thousands of dollars, except unit and per unit amounts)

12 Amortization expense

Amortization expense consists of the following:

	2005 $	2004 $
Income properties		
Tangible assets	35,512	13,242
Intangible assets	30,042	9,346
Deferred leasing costs	123	45
	65,677	22,633

13 Net income per unit

The following table sets forth the weighted average number of units outstanding for income per unit purposes:

	2005	2004
Trust Units	43,185,598	26,190,956
Class B Units	6,181,148	-
Vested deferred units	35,483	-
Basic	49,402,229	26,190,956
Effect of dilutive securities		
Unit options	88,086	147,571
Warrants	-	148,666
Diluted	49,490,315	26,487,193

The impact of the potential exercise of Development Agreement options and Exchange Agreement options have not been included in the calculation of the weighted average diluted number of units outstanding because the conditions necessary for their issuance were not satisfied as at December 31, 2005 or December 31, 2004. The impact of the unvested deferred units and the potential conversion of the Convertible Debentures into Trust Units has not been included in the calculation of the diluted number of units outstanding, as at December 31, 2005 and December 31, 2004, as it has been determined to be anti-dilutive.

(in thousands of dollars, except unit and per unit amounts)

14 Supplemental cash flow information

The following summarizes supplemental cash flow information and non-cash transactions:

	2005 $	2004 $
Interest paid	54,605	23,962
Interest received	4,238	2,213
Mortgages assumed on acquisitions	385,207	29,106
Vendor take-back mortgages obtained on acquisitions	39,088	49,803
Units issued as consideration for acquisitions	288,724	9,788
Development Agreement options and Exchange Agreement options issued as consideration for acquisitions	10,675	-
Liabilities assumed on acquisitions	7,733	10,373
Units issued under the distribution reinvestment plan	3,316	518
Units issued on conversion of debentures	29,396	450
Mortgages assumed by purchasers on sale of income properties	30,840	-
Distributions payable at year-end	8,373	3,493
Liabilities at year-end relating to additions to income properties and properties under development	10,479	4,100

15 Related party transactions

Transactions with related parties that are conducted in the normal course of operations have been recorded at the exchange amount. Monetary transactions with related parties that are not in the normal course of operations, but that result in a substantive change in the ownership interests of the item transferred, are recorded at the exchange amount.

As at December 31, 2005, FirstPro owned 8,054,001 Trust Units and 10,588,716 Class B Units, which represent approximately 26.8% of the issued and outstanding Trust Units and Class B Units, combined. FirstPro has options to acquire approximately 4,915,770 Trust Units pursuant to Development Agreements and approximately 7,746,330 Class B Units pursuant to the Exchange Agreement. Pursuant to its rights under the Declaration of Trust, as at December 31, 2005, FirstPro has nominated three trustees out of nine.

In addition to related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following summarizes related party transactions and balances with FirstPro and other related parties:

(in thousands of dollars, except unit and per unit amounts)

	2005 $	2004 $
Related party transactions and balances with FirstPro		
Property management fees paid (included in property operating costs)	4,260	1,775
Development fees and other fees paid (capitalized to properties under development)	2,391	1,470
Interest expense (capitalized to properties under development)	736	190
Interest income from mortgages and loans receivable	3,332	2,029
Opportunity fees, head lease rents and operating cost recoveries received (included in rentals from income properties)	4,327	2,681
Rent and operating costs paid (included in general and administration expenses)	30	-
Legal and other administration services included in general and administration expenses	288	-
Finance and leasing fees included in deferred financing costs and deferred leasing costs, respectively	780	-
Amounts receivable	4,176	174
Accounts payable and accrued liabilities	4,668	2,187
Other related party transactions and balances		
Legal fees paid to a legal firm in which a partner is a trustee	1,456	1,130
Consulting fees paid to a trustee for consulting services related to public offerings	398	481
Property management and leasing fees paid to a company in which trustees of the Trust are officers and a director	67	25
Interest income from mortgages receivable	192	192
Amounts receivable	16	-

16 Co-ownership interests

The following amounts, included in these consolidated financial statements, represent the Trust's proportionate share in co-ownership interests:

	2005 $	2004 $
Balance sheets		
Assets	365,914	54,270
Liabilities	(215,872)	(31,885)
Net assets	150,042	22,385
Statements of operations		
Revenue	23,393	4,202
Expenses	22,894	4,767
Net income (loss)	499	(565)

(in thousands of dollars, except unit and per unit amounts)

	2005 $	2004 $
Statements of cash flows		
Cash flows resulting from		
Operating activities	17,627	869
Financing activities	297,829	1,617
Investing activities	(317,047)	(23,719)

Management believes that the assets of the co-ownerships are sufficient for the purpose of satisfying such obligations. The remaining interests in these co-ownerships are owned by FirstPro (two properties) and third parties (five properties). The Trust's interests in these co-ownerships range from 49.9% - 60%.

17 Segmented information

The Trust owns, develops, manages and operates income properties located in Canada. In measuring performance, the Trust does not distinguish or group its operations on a geographical or any other basis and, accordingly, has a single reportable segment for disclosure purposes.

The Trust's major tenant is Wal-Mart Canada Inc., accounting for 30.45% of the Trust's December 2005 rental revenue (2004 - 32.17%).

18 Assets held for sale, assets sold and discontinued operations

During January 2005, the Trust completed the sale of two buildings for gross proceeds of $69,250, resulting in a gain on sale of $12,223. Both properties had been classified as held for sale at December 31, 2004. The purchaser of one of the properties assumed a mortgage of $23,007.

On April 15, 2005, the Trust completed the sale of a retail property for gross proceeds of $1,275, resulting in a gain on sale of $368.

On May 18, 2005, the Trust completed the sale of the three industrial buildings located in Winnipeg for gross proceeds of $9,300, resulting in a gain on sale of $747. The purchaser assumed mortgages totalling $5,269.

On December 1, 2005, the Trust completed the sale of two industrial properties located in Calgary, for gross proceeds of $5,500, resulting in a gain on sale of $921. The purchaser assumed mortgages totalling $2,564.

During the quarter ended June 30, 2005, the Trust had approved a plan and initiated a program to dispose of Canadian Commercial Centre, a 124,678 square foot industrial property in Calgary, Airtech Centre, a 112,744 square foot industrial property in Vancouver, and British Colonial Building, a 17,536 square foot retail property in Toronto, and accordingly, had designated these properties as held for sale. No impairment losses were recorded on these properties. At December 31, 2005, the Trust determined that Airtech Centre and British Colonial Building no longer qualified for held for sale treatment and these two properties were reclassified as held and used. At December 31, 2005, Canadian Commercial Centre continues to be designated as held for sale (note 23).

(in thousands of dollars, except unit and per unit amounts)

The following tables set forth the balance sheets associated with the property classified as held for sale as at December 31, 2005 and the properties classified as held for sale as at December 31, 2004 and the statements of income for properties sold and held for sale for the years ended December 31, 2005 and 2004:

	2005 $	2004 $
Balance sheets		
Assets		
Income properties	6,523	73,971
Deferred leasing costs	236	1,027
Deferred financing costs	14	80
Amounts receivable	415	462
	7,188	75,540
Liabilities		
Term mortgages	4,056	39,377
Accounts payable and accrued liabilities	143	587
	4,199	39,964
Net investment in properties held for sale	2,989	35,576
Statements of income		
Rentals from income properties	2,104	12,339
Expenses		
Property operating costs	980	5,391
Interest	570	2,572
Amortization	191	1,503
	1,741	9,466
Income before gain on sale of income properties	363	2,873
Gain on sale of income properties	14,259	-
Income from discontinued operations	14,622	2,873

19 Income taxes

The Trust is taxed as a Mutual Fund Trust for Canadian income tax purposes. The Trust is required by its declaration of trust to distribute all of its taxable income to unitholders, which enables the Trust to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is recorded in the consolidated financial statements.

The carrying values of the Trust's net assets at December 31, 2005 exceed their tax basis by approximately $160,982 (2004 - $6,000).

(in thousands of dollars, except unit and per unit amounts)

20 Risk management and fair values

The Trust is exposed to certain financial risks, including changes in interest rates, the credit quality of its tenants and environmental matters. The Trust manages these risks as follows:

a) Interest rate risk

The majority of the Trust's debt is financed at fixed rates with maturities staggered over a number of years, thereby mitigating its exposure to changes in interest rates.

A portion of the Trust's debt is financed at variable rates. From time to time, the Trust may enter into interest rate swap contracts to modify the interest rate profile of its variable rate debt without an exchange of the underlying principal amount. As at December 31, 2004, $15,000 of the variable rate debt was subject to interest rate swap agreements, which had a nominal fair value and which matured in February 2005. There were no interest rate swaps or other derivative financial instruments outstanding as at December 31, 2005.

b) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk of credit loss by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant except Wal-Mart Canada Inc. and government agencies. Further risks arise in the event that borrowers default on the repayment of amounts owing to the Trust. The Trust endeavours to ensure adequate security has been provided in support of mortgages and loans receivable.

c) Environmental risk

As an owner of real property, the Trust is subject to various federal, provincial and municipal laws relating to environmental matters. Such laws provide a range of potential liability, including potentially significant penalties, and potential liability for the costs of removal or remediation of certain hazardous substances. The presence of such substances, if any, could adversely affect the Trust's ability to sell or redevelop such real estate or to borrow using such real estate as collateral and, potentially, could also result in civil claims against the Trust. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

(in thousands of dollars, except unit and per unit amounts)

21 Commitments and contingencies

The Trust has certain obligations and commitments pursuant to Development Agreements as disclosed in notes 4 and 5(a) and also has entered into various development contracts totalling $11,485. In addition, the Trust is committed to complete the acquisition of two properties under development, as disclosed in note 3(a).

The Trust has entered into agreements with FirstPro in which the Trust will lend monies to FirstPro as disclosed in note 6(a). The maximum amount that may be provided under the agreements totals $54,450.

One of the Trust's income properties is subject to a land lease requiring annual lease payments of $205. The annual lease payment increases to $220 in 2007. The lease expires November 2011 and the Trust has an option to extend for a further ten years.

Letters of credit totalling $17,795 have been issued on behalf of the Trust by the Trust's bank as security for mortgages and for maintenance obligations to municipal authorities.

The Trust indemnifies its trustees and officers against any and all claims or losses reasonably incurred in the performance of their services to the Trust to the extent permitted by law.

The Trust, in the normal course of operations, is subject to a variety of legal and other claims. Management and the Trust's legal counsel evaluate all claims on their apparent merits and accrue management's best estimate of the likely cost to satisfy such claims. Management believes that the outcome of current legal and other claims filed against the Trust will not have a significant impact on the Trust's consolidated financial statements.

22 Comparative figures

Certain of the comparative figures have been reclassified from statements previously issued to conform to the presentation in the 2005 consolidated financial statements.

23 Subsequent events

In January and February 2006, the Trust entered into two agreements with FirstPro in which the Trust will lend up to $33,900 for use in acquiring and developing certain properties in Caledon, Ontario and Barrie, Ontario. These mortgage receivables bear interest at 7.25% to 7.50%, which accrues up to a maximum of $5,660 and thereafter is payable monthly. The Trust has the option, during the first four years after the initial advances, to acquire a 50% interest in the properties upon substantial completion of development of the properties at an agreed upon formula. The principal amount of the mortgage receivables, including accrued interest, is repayable six years after the initial advances if the options are not exercised. The mortgage receivables are secured by second charges on the properties, assignment of rents and leases, and general security agreements. In addition, companies affiliated with FirstPro have provided certain limited indemnities and guarantees. As at February 24, 2006, $10,315 has been advanced under these agreements.

(in thousands of dollars, except unit and per unit amounts)

In January and February 2006, pursuant to the Development Agreements referred to in notes 4 and 5(a), the Trust completed or acquired 101,056 square feet of development space from FirstPro for a cost of $23,499. FirstPro elected to receive consideration of $7,703 in Trust Units (480,998 Trust Units) and consideration of $1,261 in Class B Units (62,733 Class B Units).

On February 10, 2006, the Trust completed the acquisition of a 51,060 square foot retail property in Calgary, Alberta for a purchase price of $10,500. The purchase price was paid in cash.

On February 20, 2006, the Trust completed the acquisition of a 14.53 acre development property in Burlington, Ontario for a purchase price of $11,264. The purchase price was paid in cash.

The Trust has entered into two agreements to acquire two retail income properties (330,393 square feet) in Ontario at a purchase price of approximately $63,100 to be paid for by assuming an existing mortgage, issuance of equity units and cash. The acquisitions are contingent on the Trust performing its due diligence to its satisfaction. The expected closing is in April 2006.

The Trust has entered into contracts to acquire interests in four retail income properties (154,784 square feet) from FirstPro at a price of approximately $40, 000 to be paid for by issuance of equity units and cash. Included in the four, are two properties (85,632 square feet) where the Trust has exercised its option to acquire the remaining 50% interest that the Trust does not already own at a price of approximately $11,000. The acquisitions are contingent on the Trust performing its due diligence to its satisfaction. The expected closing is in April 2006.

Management's Discussion and Analysis
Of Result of Operations and Financial Condition
As at December 31, 2005

Management's Discussion and Analysis (the "MD&A") of the results of operations and financial condition for the years ended December 31, 2005 and 2004 describes the business strategies for Calloway Real Estate Investment Trust ("Calloway or the "Trust") and provides an analysis of the performance for 2005, significant risks facing the business and management's outlook for 2006.

The MD&A should be read in conjunction with the Trust's audited consolidated financial statements and the accompanying notes for the years ended December 31, 2005 and 2004. The MD&A is based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The MD&A is dated March 10, 2006, which is the date of the press release announcing Calloway's results for the year ended December 31, 2005. Disclosure contained in this document is current to that date, unless otherwise noted.

Readers are cautioned that certain terms used such as; "Funds from Operations (FFO)", "Adjusted Funds from Operations (AFFO)", "Distributable Income (DI)", "Net Operating Income (NOI)", "Book Value" and any related per unit amounts used to measure, compare and explain the operating results and financial performance of Canadian real estate entities are not recognized terms under Canadian GAAP. These terms are defined in this report and reconciled to the accompanying financial statements. Such terms do not necessarily have a standardized meaning and may not be comparable to similarly titled measures presented by the other publicly traded entities.

Certain statements in this MD&A are "forward looking statements" that reflect management's expectations regarding Calloway's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact contained in this MD&A are forward looking statements including, without limitation, statements regarding the timing and amount of distributions and the future financial position, business strategy, proposed acquisitions, plans and objectives of the Trust or its subsidiaries. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, Calloway cannot assure investors that actual results will be consistent with these forward looking statements. The forward looking statements contained herein are expressly qualified in their entirely by this cautionary statement. These forward looking statements are made as at the date of this MD&A and Calloway assumes no obligation to update or revise them to reflect new events or circumstances unless otherwise required by applicable securities legislation.

Prior years results have been reclassified to conform to the presentation adopted in the current year. Generally, these reclassifications were made to realign revenues and expenses associated with discontinued operations, as defined by Canadian GAAP.

All amounts in the MD&A are in thousands of Canadian dollars, except where otherwise stated. Per unit amounts are on a diluted basis, except where otherwise stated.

Additional information relating to Calloway, including the Trust Annual Information Form for the year ended December 31, 2005, can be found at www.sedar.com

Business Overview and Strategic Direction

Calloway is an unincorporated "open-ended" mutual fund trust governed by the laws of the Province of Alberta. The Trust units and the convertible debentures are publicly traded and listed on the Toronto Stock Exchange ("TSX") under the symbol "CWT.UN" and "CWT.DB", respectively. During 2005, unit holders approved a resolution to amend its Declaration of Trust, which converted Calloway from a "closed-ended" to an "open ended" mutual fund trust.

The objectives of Calloway are to provide unit holders with stable and growing tax deferred cash distributions, through the acquisition, development and operation of a portfolio of well-located, primarily large format unenclosed retail centres in Canada and to enhance the value of Calloway's assets and unit value through effective management and long-term leasing and re-development.

Calloway became a public entity in 2001 with a mandate to invest in a diversified portfolio of income producing rental properties located across Canada. In 2003, the Trust acquired from the FirstPro Shopping Centres Group of Companies ("FirstPro") a portfolio of high quality, large format unenclosed shopping centres. As a result of that acquisition, the Trust's strategic direction changed to being an owner and manager of value-oriented shopping centres located in major urban centers or in other communities where its properties are dominant in their trade area. As at December 31, 2005, Calloway owned 94 shopping centres and 2 industrial buildings with a gross leaseable area of 14.6 million square feet, located across Canada. These centres are focused on the every day needs of the customers in those communities. The largest tenant in the Trust's portfolio is Wal-Mart. Wal-Mart anchors 79 of Calloway's shopping centres as either a tenant under long-term lease or as an owner, operating a store as an integrated part of the centre. Calloway's centres are typically conveniently located close to major highways which, along with the Wal-Mart stores provide significant draws to the Calloway portfolio, attracting both value-oriented consumers and retailers.

The Trust's growth strategy is through the acquisition of new properties, expansion of existing locations, development, and professional management of the portfolio.

The ability of management to succeed in the execution of its business plan is conditional upon internal factors such as effectively managing the portfolio, optimizing the capital structure, hiring and training competent employees and upon external factors such as a strong business and political environment, and the availability of reasonably priced debt and equity capital.

Acquisition
Calloway intends to grow distributions, in part, through the accretive acquisition of properties. While the current environment for acquisitions is competitive, the Trust will continue to explore selective opportunities. In particular the Trust will continue to work with FirstPro to identify opportunities to acquire or finance as means to acquiring new shopping centres being developed by FirstPro, as well as establish relationships with other private owners.

Development
Development is a key component of Calloway's strategic plan. The Trust has approximately 3.8 million square feet of potential gross leaseable area that, when developed, should provide a return to unit holders that management expects will be superior to those available from acquiring completed centres. The Trust has internal development capabilities and plans to develop approximately 1.6 million square feet internally with the balance of the space to be developed by FirstPro. Pursuant to existing agreements, FirstPro will lease the space on Calloway's behalf.

Professional Management
Through professional management of the portfolio, Calloway intends to ensure its properties portray an image that will continue to attract consumers as well as providing preferred locations for our tenants. Well-managed properties enhance the shopping experience and ensure customers continue to visit the centres.

Financial and Operational Highlights in 2005

In 2005, the Trust set new records for growth. The real estate portfolio increased 164% to $2,424.9 million through acquisitions and developments and unit holder's equity increased 170% to $1,058.0 million.

Other highlights include:

- Acquired 100% freehold and leasehold interests in 48 retail properties, partial interests in five retail properties and interests in lands with the potential for future development of 2.7 million square feet for $1,538.6 million.
- Issued 36.2 million Trust and Class "B" units for net proceeds of $710.5 million.
- Issued $200.0 million of unsecured notes at 4.51% due September 22, 2010.
- Increased AFFO per unit by 11.9% to $1.44 per unit from the prior year.
- Increased Distributable Income per unit by 9.2% to $1.45 per unit from the prior year.
- Increased distributions per unit of 12.6% to $1.37 per unit from the prior year ($1.45 on an annualized basis).
- Sold 8 non-core properties for $85.3 million, realizing a gain of approximately $14.3 million

Finally, the Trust successfully relocated its head office from Calgary to Toronto, hired a new Toronto management team and internalized certain development and leasing functions.

Summary of Financial Information

($000's except per unit and other data)	2005 $	2004 $	2003[5] $
Total assets	2,564,088	1,014,618	228,915
Real estate assets	2,424,928	918,609	226,788
Debt	1,447,379	560,695	117,137
Equity	1,058,027	391,506	106,045
Revenue	201,145	85,158	12,838
Net operating income [4]	135,275	56,507	8,320
Net income from continuing operations	12,130	10,542	5,971
Net income	26,752	13,415	8,961
Funds from operations [1]	79,035	37,551	8,667
Distributable income [2]	72,895	35,762	8,569
Adjusted funds from operations [3]	72,427	34,633	6,741
Distributions paid	61,289	29,231	8,156
Per Unit Data			
Net income from continuing operations			
Basic/Diluted	*$0.246/$0.245*	*$0.402/$0.398*	*$0.861/$0.860*
Net income			
Basic/Diluted	*$0.542/$0.541*	*$0.512/$0.506*	*$1.292/$1.290*
Funds from operations [1]			
Basic/Diluted	*$1.600/$1.571*	*$1.434/$1.392*	*$1.250/$1.248*
Distributable income			
Basic/Diluted [2]	*$1.476/$1.453*	*$1.365/$1.330*	*$1.236/$1.234*
Adjusted funds from operations[3]			
Basic/Diluted	*$1.466/$1.444*	*$1.322/$1.290*	*$0.972/$0.971*
Units outstanding – end of year	69,475,220	33,263,171	11,297,692
Weighted average			
Basic	49,402,229	26,190,956	6,933,599
Diluted for net income	49,490,315	26,487,193	6,944,185
Diluted including convertible debentures	51,827,120	28,535,233	6,944,185
Number of properties	96	55	23
Total built leaseable area (square feet)	14,555,873	7,532,454	1,850,078
Occupancy	99.2%	97.8%	97.9%
Average net rent in place (per square foot)	$12.75	$11.32	$11.46

[1] See calculations of FFO on page 15
[2] See calculations of DI on page 15
[3] See calculations of AFFO on page 15
[4] See calculation of net operating income on page 13.
[5] 2003 has not been reclassified for 2005 discontinued operations.

Real Estate Assets

As at December 31, 2005, real estate assets totaled $2,424.9 million, an increase of $1,506.3 million over 2004. Real estate assets include income properties, properties under development, mortgages and loan receivables and deferred leasing costs.Income Properties

(000's)	2005	2004
Income properties – beginning of year [1]	$846,360	$149,897
Acquisition of income properties	1,336,889	693,762
Development of existing portfolio	101,322	24,369
Building and tenant improvement additions (net of write-offs of tenant improvements and intangible assets) on existing properties	1,954	(2,296)
Increase in accumulated amortization	(61,814)	(19,372)
Net additions to income properties	1,378,351	696,463
Income properties – end of year	$2,224,711	$846,360

[1] 2004 figures reclassified for 2005 discontinued operations.

Acquisition of Income Properties

Acquisitions - 2005

During 2005, the Trust completed the acquisition from First Pro or FirstPro in partnership with various other vendors, of 100% freehold and leasehold interests in 48 retail properties, partial interests in five retail properties and interest(s) in land(s) with future development potential of 2.7 million square feet. Wal-Mart is one of the anchor tenants in 26 of the locations. The purchase price of the properties, including acquisition costs, totaled $1,336.9 million, satisfied by the assumption of existing mortgages or vender take back mortgages, the issuance of development and exchange agreement options, the issuance of class "B" units and cash. The cash portion was financed by new term debt facilities, an unsecured bridge loan and the issue of units. The unsecured bridge loan was repaid from a $200.0 million unsecured debenture financing completed in September 2005. Approximately $190.0 million of the purchase price relates to three properties in which the Trust acquired a leasehold interest.

Cash of $0.25 million and 184,524 Class "B" units are held in escrow pending the closing of two of the above properties. Once the acquisition is completed the cash and Class "B" units will be released.

The Trust also acquired from third parties 100% freehold interests in three retail properties. The purchase price totaled $39.3 million and was satisfied by the assumption of existing mortgages totaling $20.0 million and the balance in cash.

Acquisitions - 2004

Calloway's acquisition program was also active in 2004. During the year the Trust acquired 100% freehold interests in 30 retail properties and partial interests in two retail properties at a cost of $693.8 million. As in 2005, the assets were acquired from a FirstPro/Wal-Mart partnership or FirstPro in partnership with other venders. The purchase price was satisfied by the assumption of existing mortgages or vender-take back mortgages, the issuance of development agreement options, the assumption of accounts payable and accrued liabilities and cash. The cash was financed by new term debt facilities and the issue of units.

Portfolio Diversification

Calloway's portfolio consists of 14.6 million square feet of built gross leaseable area and 3.8 million square feet of future potential gross leaseable area in 96 properties. The portfolio is located across Canada with assets in each of the ten provinces. Management does not segment its portfolio into reportable segments.


Gross Revenue by Province
Alberta 7.49%
British Columbia 12.02%
Saskatchewan 3.79%
Manitoba 5.68%
Quebec 15.85%
New Brunswick 1.64%
Prince Edward Island 1.04%
Newfoundland 3.80%
Ontario 46.57%
Nova Scotia 2.13%

Based on annualized December 2005 revenues

The Trust targets major urban centres or other shopping centres that are dominant in their trade area. By selecting well-located centres, Calloway attracts quality tenants at economic rental rates. Wal-Mart is the Trust's largest tenant, representing 30.4% of total revenues, followed by the Reitmans Group at 3.8%. The five largest tenants account for 44.8% of portfolio revenue as follows:

Tenant	% of Revenues
Wal-Mart	30.5%
Reitmans Group	3.8%
Best Buy/Future Shop	3.6%
Mark's Work Warehouse	3.5%
Winners	3.4%

Development of Existing Properties

Certain acquisitions included lands for future developments. Pursuant to exchange agreements and development agreements, the vendors assume responsibility for managing the developments on behalf of the Trust for additional proceeds ("Earn-outs") calculated based on a pre-determined rate of return, net of land and development costs incurred by the Trust.

During 2005, the Trust acquired 567,361 (2004 -147,381) square feet of retail space for $101.3 million (2004-$24.4 million) pursuant to these agreements. Consideration included $38.7 million (2004 – $9.8 million) in Trust units and Class "B" units, and the balance in cash.

Income Properties

Income Properties include approximately $31.2 million related to certain properties, which are subject to development acquisition agreements with FirstPro. These agreements provide that FirstPro assumes responsibility for managing the development of these properties, including the cost of developing the land. The additional proceeds are calculated based on pre-determined capitalization rates ranging from 7.155% to 10%. FirstPro also has the right, at its option, to subscribe up to 40% of the proceeds for any new developments in Trust units at purchase prices of $10.00, $10.50 and $20.10 per unit up to 199,475 Trust units, 1,800,000 Trust units and 1,500,000 Class "B" partnership units, respectively. The Class "B" partnership units are exchangeable into Trust units on a one for one basis. The Trust provides financing to FirstPro for the development costs of the additional developments. FirstPro pays the Trust a fee equal to 9% per annum, on the value of lands purchased in October 2003, and 8% per annum, on the value of certain lands purchased in July 2005, the value is reduced from time to time upon the completion and rental of additional space. As the negotiated fee earned by the Trust reflects management's estimate of a fair market return for the use of a productive asset, the fee is recognized as revenue. At December 31, 2005, there was an estimated 598,034 square feet of developable square feet that management anticipates will be completed over the next five years at a cost of $68,605.

Properties Under Development

As at December 31, 2005, properties under development totaled $155.8 million compared to $32.0 million in the prior year.

Properties under development totaling approximately $56.0 million are subject to development management agreements with FirstPro and Wal-Mart Canada Realty Inc., and to an exchange option and support agreement with FirstPro and other vendors. The vendors assume responsibility for managing the development on behalf of the Trust for additional proceeds calculated based on pre-determined capitalization rates ranging from 7.25% to 9.125%. Costs during the development period are paid for by the Trust and are funded through interest bearing development loans provided by the vendors. Upon the completion of the development and the commencement of lease payments by a tenant, the additional proceeds are paid by the Trust, net of land and development costs incurred. FirstPro also has the right, at its option, to subscribe for up to 40% of the proceeds in Trust units based on prices ranging from $14.00 per unit to $20.10 per unit. As well as the right to subscribe for up to 1,750,000 Class "B" partnership units, (which are exchangeable into Trust units on a one for one basis) at a price of $20.10 per unit. At December 31, 2005, there was an estimated 1.5 million square feet of developable square feet related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $221,810.

Properties under development totaling approximately $99.8 million are subject to an exchange, option and support agreement with FirstPro and other vendors of the properties. Pursuant to the agreement, the Trust is responsible for managing the development of the properties under development and the vendors are granted the right for a period of five years to subscribe for up to 5,250,000 Class "B" units at a price of $20.10, upon the completion and rental of additional space. At December 31, 2005, there is an estimated 1.6 million square feet of developable square feet related to these agreements that management anticipates will be completed over the next five years at an estimated cost of $160,125.

Summary of development options granted at the date of acquisition

Transaction Date	Future Development $	Square Feet	$/Unit	Option Units # of REIT Units	# of Options to Acquire Class "B" Units
October 2003	$5,620	45,777	*$10.00*	199,475	
	45,980	374,561	*$10.50*	1,800,000	
July 2005	41,135	393,441	*$20.10*	-	1,500,000
Subtotal – Income Properties	$92,735	813,779		1,999,475	1,500,000
February 2004	$61,900	479,377	*$14.00*	1,860,000	
May 2004	49,370	374,938	*$15.25*	1,150,000	
November 2004	18,200	206,088	*$17.80*	345,000	
March 2005	16,000	177,682	*$19.60*	225,000	
July 2005	156,208	704,753	*$20.10*	2,452,762	1,750,000
Subtotal – Properties under development subject to Development Management Agreements	$301,678	1,942,838		6,032,762	1,750,000
Calloway Developed Properties	$159,100	1,623,200	*$20.10*	47,238	5,250,000
Total	$553,513	4,379,817		8,079,475	8,500,000

Development options at December 31, 2005

Transaction Date	Future Development $	Square Feet	$/Unit	Option Units # of REIT Units	# of Options to Acquire Class "B" Units
October 2003	$1,759	12,000	*$10.00*	12,688	
	29,925	248,276	*$10.50*	1,108,021	
July 2005	36,921	337,758	*$20.10*		1,344,451
Subtotal – Income Properties	$68,605	598,034		1,120,709	1,344,451
February 2004	$36,545	360,965	*$14.00*	1,219,912	
May 2004	22,883	163,358	*$15.25*	130,514	
November 2004	12,964	170,651	*$17.80*	179,641	
March 2005	13,476	159,530	*$19.60*	225,000	
July 2005	135,942	674,223	*$20.10*	2,190,089	1,574,882
Subtotal – Properties under development subject to Development Management Agreements	$221,810	1,528,727		3,945,156	1,574,882
Calloway Developed Properties	$160,125	1,630,845	*$20.10*	47,238	5,250,000
Total	$450,540	3,757,606		5,113,103	8,169,333

Management

During 2005, Calloway moved its head office from Calgary, Alberta to Toronto, Ontario. Existing management elected not to transfer and the Trust completed the recruitment of an experienced Toronto based management team. The Trust also internalized certain leasing and development functions. The portfolio continues to be property managed externally. This will continue until such time as it is determined that the benefit of internalization would result in an increased return to unit holders. FirstPro manages 72 properties, and four other companies manage the remaining 14 properties.

Mortgages and Loans Receivables

(000's)	2005	2004
Mortgage Receivables	$38,092	$32,661
Loan Receivables	5,061	7,281
	$43,153	$39,942

Mortgage Receivables
In addition to direct property acquisitions, Calloway provides mezzanine financing to developers, which includes options to acquire an interest in the related property upon substantial completion. This program provides a significant and committed pipeline of future property acquisitions, which is particularly important in the current competitive acquisition market.

As at December 31, 2005, mortgages totaling $36.5 million, secured by first or second charges on the properties, have been advanced to FirstPro. During the year, funds totaling $22.5 million were advanced against six mortgages and three mortgages totaling $7.5 million were repaid. The mortgages are interest only with rates that range from 7.5% to 9.25%. The mortgages are due at maturity on various dates in 2009 and 2010. The mortgages include an option entitling the Trust to acquire a 50% interest in the properties upon substantial completion at an agreed upon formula. The Trust exercised its option to purchase one of the properties during 2005.

Two mortgages to other borrowers, totaling $1.6 million, are outstanding at year-end. These loans are secured by second charges on two properties under development, bear interest at 12% per annum, and are due the earlier of two years after substantial completion, upon the sale of the property or when the Trust exercises its option to acquire. The mortgage includes an option to purchase the properties, however, the Trust elected not to exercise its option on one of the properties during 2005. A trustee of Calloway is an officer and director of the borrower.

Loans Receivables
Pursuant to development agreements with FirstPro, the Trust has advanced loans to fund the cost of improvements on six of Calloway's properties.

As at December 31, 2005, loans receivable totaling $5.1 million have been advanced. The loans bear interest at rates that approximate the prime rate of a Canadian chartered bank plus rates ranging from 0.75% to 1.25% and are repayable upon completion and the commencement of rental payments. During the year, the Trust advanced $1.0 million against one property and received principal repayment of $3.2 million on seven properties, including two properties that were repaid in full.

Debt

(000's)	2005	2004
Term mortgages	$1,139,458	$485,190
Unsecured debentures	200,000	-
Development loans	84,948	45,399
Convertible debentures	22,029	52,483
Operating facilities	5,000	17,000
Total	$1,451,435	$600,072
Less: debt related to assets held for sale	(4,056)	(39,377)
	$1,447,379	$560,695

Calloway's Declaration of Trust limits Calloway's indebtedness to a maximum of 60% of gross book value (excluding convertible debentures) and 65% including convertible debentures. Gross book value is defined as total assets plus accumulated amortization of income properties. Total indebtedness (excluding convertible debentures) as a percentage of gross book value was 54.0% as at December 31, 2005 (2004 - 52.9%). Total debt (including convertible debentures) as a percentage of gross book value was 54.9 % as at December 31, 2005 (2004 - 58.0%). Management anticipates Calloway will be able to renew its mortgage debt as it matures.

Term Mortgages
As at December 31, 2005 term mortgages increased to $1,139.5 million from $485.2 million in 2004, an increase of $654.3 million. This increase is primarily the result of new term mortgages ($407.9 million), and the assumption of mortgages on acquisitions ($385.2 million) offset by principal repayments. The term mortgages payable bear interest at a weighted average contractual interest rate of 6.06% (2004 – 6.17%) and mature between 2006 and 2025. Pursuant to acquisitions completed in 2005, the Trust received adjustments to purchase prices amounting to $22.4 million to reduce the effective rate on mortgages assumed to current market levels (a "Mark-to-Market" adjustment). Including Mark-to-Market adjustments, the effective weighted average interest rate on term mortgages is 5.95%. The weighted average years to maturity, including the timing for payments of principal and debt maturing, is 9.5 years. Future principal payments as a percentage of term mortgages are as follows:

Term Facilities	Payments of Principal	Debt Maturing During Year	Total	% of Total
2006	$23,071	$11,643	$34,714	3.10%
2007	24,034	1,337	25,371	2.27%
2008	25,395	3,832	29,227	2.61%
2009	26,280	34,682	60,962	5.45%
2010	27,162	24,070	51,232	4.58%
2011	27,727	60,055	87,782	7.84%
2012	26,620	13,873	40,493	3.62%
2013	25,245	93,362	118,608	10.60%
2014	24,379	80,522	104,901	9.37%
2015	23,267	82,324	105,591	9.43%
Thereafter	102,218	358,140	460,358	41.13%
TOTAL	**$355,399**	**$763,840**	**$1,119,239**	**100.00%**
Mark-to-market adjustment			**20,219**	
			$1,139,458	

Unsecured Debentures
During 2005, Calloway filed a "shelf" prospectus permitting the public offering of up to $2 billion in debt or equity securities. In September 2005, the Trust completed the issuance of $200.0 million in unsecured debentures under this prospectus. These funds were used to repay the bridge financing on the July 8, 2005 acquisition. The $200 million of 4.51% Series "A" unsecured debentures, with interest payable semi annually on September 22 and March 22, are due September 22, 2010. The debentures are currently rated "BBB" by Dominion Bond Rating Services.

The unsecured financing has permitted 23 properties, with a book value of $267.4 million, to have clear title, which provides financing flexibility in the future.

Development Loans
Development loans totalling $84.9 million (2004 - $45.4 million) are outstanding as at December 31, 2005 of which $34.4 million (2004 - $20.8 million) are interest bearing and $50.5 million (2004 - $24.6 million) are non-interest bearing.

Interest bearing loans

Pursuant to purchase and sale agreements, the vendor, FirstPro/WM Partnership, agreed to finance the costs associated with the construction and lease up of undeveloped lands for certain assets. Development loans totalling $13.4 million have been advanced from FirstPro/WM Partnership under the agreements. These loans bear variable interest rates at bankers' acceptance rate ("B/A") plus 2% and are secured by first mortgages over specific income properties and properties under development, general assignment of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Calloway has also borrowed from third party lenders to finance construction and leasing costs of various other properties. Development loans totalling $21.0 million bear variable interest rates ranging from the prime rates of various Canadian chartered banks plus 0.375% to 2.00% on $12.6 million in loans and a fixed rate of 10% on the remaining $8.4 million. These loans are secured by first and second mortgages registered on income properties and a general assignment of leases.

Non-Interest Bearing Loans

FirstPro/WM Partnership has provided non-interest bearing loans to finance certain land acquisitions costs. An imputed annual cost has been calculated at rates ranging from 4.03% to 4.63% and the loans are secured by first mortgages over specific income properties and development properties and a general assignment of leases, and are due the earlier of various dates in 2009 and 2010 or the date building construction is completed and the tenant is in occupancy and paying rent.

Convertible Debentures
On May 14, 2004, Calloway issued $55 million of 6.0% convertible unsecured subordinated debentures due June 30, 2014. The debentures are convertible at the holder's option into trust units at $17.00 per unit. The units are redeemable at the option of Calloway in cash or units on or after June 28, 2010. In 2005, debenture holders have elected to convert $31.9 million (2004 - $0.5 million) into trust units. As December 31, 2005, convertible debentures outstanding totalled $22.7 million.

Unitholder's Equity

(000's)	2005	2004
Unitholder's equity – opening balance	$391,506	$106,045
Issuance of units	669,182	302,658
Conversion of debentures, net of financing cost	29,396	450
Fair value of options issued	10,675	4
Equity component of debentures	-	2,175
Net income for the year	26,752	13,415
Distributions for the year	(69,484)	(33,241)
Unitholder's equity – closing balance	$1,058,027	$391,506

As at December 31, 2005, unitholder's equity totalled $1,058.0 million (2004 - $391.5 million), including $0.9 million pertaining to the allocation of the equity component of convertible debentures. As at December 31, 2005, paid in capital totalled $1,117.8 million and units outstanding, including Class "B" units of a subsidiary partnership totalled 69,475,220. During the year, the Trust issued 23,286,924 trust units and 12,925,125 Class "B" units.

Approximately 18.7 million units were issued for cash through three separate transactions and provided net proceeds of $372.4 million, net of $12.7 million in transactions costs. Proceeds were used to acquire real estate, repay outstanding operating lines and bridge facilities and to fund operating expenses.

Approximately 12.6 million Class "B" units and 12.6 million "special voting units" were issued as consideration to FirstPro to acquire real estate on July 8, 2005. The paid in capital of the Class "B" units totalled $250.0 million.

Each Class "B" unit is non transferable, but is exchangeable into one trust unit. The Class "B" units receive distributions equivalent to the distributions on the trust units. The special voting units are each entitled to one vote at meetings of the unitholders of the Trust. The Class "B" units are classified as equity of the Trust.

Holders of $31.9 million of face value of the Convertible Debentures elected to convert and received 1.9 million trust units. The Trust's unit capital was increased $30.7 million as a result of these conversions.

Development options that enable FirstPro to acquire units at a pre-determined price were exercised resulting in 2.2 million Trust units and 330,667 Class "B" units being issued. The proceeds from units totalled $32.1 million and $6.6 million, respectively.

Distributions by the Trust totalled $69.5 million during 2005 (2004 - $33.2 million) or $1.37 per unit (2004 - $1.22 per unit). The Trust paid $61.3 million in cash and the balance by issuing 150,734 units under the distribution re-investment plan. For tax purposes, the distribution has been allocated as follows: return of capital (40.1%) capital gain (24.1%) and the balance as income (35.8%).

The remaining 318,400 units were issued when management exercised unit options for $3.2 million in proceeds.

Liquidity and Capital Resources

Future obligations total $ 1,509.9million as identified in the following schedule. It is management's intention to renew both the mortgage financing and unsecured debentures at maturity. Management anticipates that the convertible debentures will convert to equity prior to their maturity. Development loan repayments will be funded with the issuance of equity units and out of existing cash or operating lines. Mortgage receivable and development obligations will be funded out of existing cash or operating lines. .

(000's)	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Mortgages payable	$1,139,458	$38,447	$124,307	$53,570	$923,134
Unsecured debentures	200,000	-	-	200,000	-
Development Loans	84,948	50,970	33,978		
Convertible debentures	22,674	-	-	-	22,674
Mortgages receivable	51,358	18,487	13,494	19,377	-
Development obligations	11,484	11,484	-	-	-
Total contractual obligations	$1,509,922	$119,388	$171,779	$272,947	$945,808

As at December 31, 2005, the Trust believes it has sufficient capital resources to meet all on-going commitments. The details of its capital resources are as follows:

Cash and cash equivalents	$89,670
Unused operating facilities	59,614
Additional financing commitments	23,950
Total capital resources	$173,234

The debt to gross book value as defined in the Trust deed is 54.0%. If the Trust increased its debt to gross book value to 57.5% (the mid-point of the target range of 55% to 60%) it could raise an additional $217.0 million in debt capital. Short-term fluctuations in working capital are funded through pre-established operating lines. The Trust currently anticipates meeting all future obligations.

Results of Operations

Net income from continuing operations totaled $12.1 million ($0.25 per unit) in 2005 compared to $10.5 million ($0.40 per unit) in 2004. Revenues in 2005 totaled $201.1 million with rentals from income properties totaling $196.7 Million and the balance from interest.

Net Operating Income

Net operating income, defined as income from rental properties less operating expenses, increased 139.4% to $135.3 million.

(000's)	2005	2004
Same property	$15,072	$14,724
2005 acquisitions	58,834	-
2004 acquisitions	56,794	41,384
Earnouts	4,574	399
Net operating income	$135,275	$56,507

The $78.8 million increase in NOI is primarily due to acquisitions made in 2005 and 2004, which contributed $73.6 million and earn-outs from FirstPro, which contributed $4.2 million. The balance relates to increases in same property income.

Lease Expiries

As at December 31, 2005, the portfolio has a vacancy rate of 0.77% or 111,585 square feet. Only 13.27% of leases are expiring over the next five years with 230,508 square feet, or 1.58% of space, expiring in 2006.

Year of Expiry Date	Area	% of Total Area
2006	230,508	1.58%
2007	285,002	1.96%
2008	396,721	2.73%
2009	335,585	2.31%
2010	684,205	4.70%
Beyond	12,512,267	85.96%
Vacant	111,585	0.77%
TOTAL	**14,555,873**	**100.00%**

Interest

(000's)	2005	2004
Interest at contract rate	$60,189	$23,472
Mark to market adjustment	(2,167)	-
Amortization of deferred financing costs	918	486
	58,940	23,958
Less: capitalized interest	(2,954)	(190)
Interest expense	$55,986	$23,768

In 2005, interest costs incurred totalled $58.9 million, net of the $2.2 million mark to market adjustment. Interest capitalized to properties under development totalled $3.0 million and the balance of $56.0 million was expensed. In 2004, interest costs totalled $24.0 million and only $0.2 million was capitalized to properties under development. The increase in debt was a result of acquisitions made during the year and funds borrowed to complete the development of certain properties. The weighted average interest rate, including the adjustment for mark to market amortization, is 5.95% (2004 – 5.8%).

General and Administrative

(000's)	2005	2004
Salaries and benefits	$3,465	$858
Public company costs	1,307	538
Professional fees	490	248
Rent and occupancy	342	172
Other	340	103
	$5,944	$1,919

General and administrative expenses increased $4.0 million over the prior year. During the year, the Trust incurred $2.9 million in transitional costs that included bonuses, severances, vesting of deferred units as well as moving and recruiting costs.

Amortization

(000's)	2005	2004
Income properties		
-tangible assets	$35,512	$13,242
-intangible assets	30,042	9,346
Deferred leasing costs	123	45
	$65,677	$22,633

Amortization of $65.7 million has increased $43.0 million over 2004. This increase is due to a full year amortization on 2004 acquisitions and amortization on acquisitions made in 2005.

Income from Discontinued Operations

Income from discontinued operations totaled $14.6 million in 2005 compared to $2.9 million in the prior year. In 2005 the Trust sold eight properties for proceeds of $85.3 Million and recorded a gain on sale of $14.3 Million. In 2004 there were no property sales.

Other Measures of Performance

(000's)	2005	2004
Net income	$26,752	$13,415
Add (deduct):		
Amortization of income properties		
Tangible components	35,512	13,242
Intangible components	30,042	9,346
Leasing fees	123	45
From discontinued operations	149	1,342
Leasing fees from discontinued operations	42	161
Prepaid land rents	674	-
Gain on sale of real estate	(14,259)	-
Funds from operations ("FFO")	$79,035	$37,551
Funds from operations per unit		
Basic/Diluted [1]	*$1.600/$1.571*	*$1.434/$1.392*
Payout ratio	87.3%	91.7%
Funds from operations ("FFO")	79,035	37,551
Debenture liability accretion	143	109
Less: Amortization of deferred leasing costs	(165)	(206)
Less: Mark-to-market mortgage interest	(2,167)	-
Straight lining of rents	(3,951)	(1,692)
Distributable income ("DI")	$72,895	$35,762
Distributable income per unit		
Basic/Diluted [1]	*$1.476/$1.453*	*$1.365/$1.330*
Payout ratio	94.4%	91.6%
Distributable income ("DI")	72,895	35,762
Add back: Mark-to-market mortgage interest	2,167	-
Less: Capital expenditures [2]	(534)	(429)
Less: Tenant inducements and leasing costs [3]	(2,101)	(700)
Adjusted funds from operations ("AFFO")	$72,427	$34,633
AFFO per unit		
Basic/Diluted [1]	*$1.466/$1.444*	*$1.322/$1.290*
Payout ratio	95.0%	94.4%
Distributions declared per unit.	*$1.372*	*$1.218*

[1] Diluted FFO, DI and AFFO per unit is adjusted for the dilutive effect of the convertible debentures, which are not dilutive for net income purposes. To calculate diluted FFO per unit for the three and twelve months ended December 31, 2005 and 2004, convertible debenture interest of $2,403 and $2,180 are added back to net income, and 2,336,805 and 2,048,040 units are added back to the weighted average units outstanding, respectively.
[2] Approximately $340 of the $534 in capital expenditures relate to properties held for sale.
[3] Approximately $1.5 million of the $2.1 million in tenant inducement and leasing costs relate to properties held for sale.

Distributable Income

Distributable income has historically been used by Calloway as an indicator of financial performance in the REIT industry. Since distributable income is not a measure defined under GAAP, Calloway, in common with other REIT's, has included a definition in its Declaration of Trust. As a result of accounting and other changes however, the method of calculation of DI is not comparable from REIT to REIT and the differences in methodology can be significant. Accordingly, the Trust intends to recommend to its unitholders that the definition of DI be deleted from its Declaration of Trust. If such recommendation is approved, Calloway will no longer report DI. DI for the year ended December 31, 2005 totaled $72.9 million (2004 - $35.8 million) and the payout ratio totaled 94.4% (2004 – 91.6%).

Funds From Operations

While FFO is also not defined by GAAP, it is a non-GAAP financial measure of operating performance widely used by the real estate industry. FFO has been calculated in accordance with the new recommendations of RealPac, the industry association to which most public REIT's and real estate operating companies belong.

Adjusted Funds From Operations

Since FFO does not consider capital transactions, adjusted funds from operations is presented herein as an alternative measure of determining available cash flow. AFFO is not defined by GAAP. Calloway also calculates AFFO in accordance with the recommendations of RealPac. AFFO for the year ended December 31, 2005 totalled $72.4 million (2004 - $34.6 million) and the payout ratio was 95.0% (2004 – 94.4%). Calloway targets a payout ratio of 95% of AFFO.

Fourth Quarter Results from Operations

	Three Months Ended Dec. 31, 2005	Three Months Ended Sept. 30, 2005	Three Months Ended Dec 31, 2004
Revenues			
Rentals from income properties	$66,747	$62,944	$26,967
Interest income	1,188	1,128	893
	67,935	64,072	27,860
Expenses			
Property operating costs	21,505	18,457	8,790
Interest expense	17,306	18,061	7,75
Amortization of income properties			
- tangible components	12,689	12,084	4,781
- intangible components	9,947	9,264	4,311
- deferred leasing costs	43	30	13
- deferred financing costs	289	295	176
General and administrative expenses	1,572	3,302	724
	63,351	61,493	26,553
Net income from continuing operations	4,584	2,579	1,307
Discontinued operations			
Net income from discontinued operation	83	190	676
Gain from sale of real estate assets	921	-	-
	1,004	190	676
Net income	$5,588	$2,769	$1,983
Add (deduct)			
Gain from sale of real estate assets	(921)	-	-
Amortization of income properties			
- tangible components	12,689	12,084	4,781
- intangible components	9,947	9,264	4,311
- discontinued operations	37	-	101
- deferred leasing costs	42	30	29
Amortization of prepaid land rent	337	337	-
Funds from operations	$27,719	$24,484	$11,205
Per unit – basic/diluted	*$0.426/$0.423*	*$0.403/$0.399*	*$0.356/$0.346*
Payout ratio	85.7%	89%	91.0%
Funds from operations	27,719	24,484	11,205
Amortization of income properties			
- mark to market mortgage interest	(1,134)	(1,033)	-
- deferred leasing costs	(42)	(30)	(29)
Debenture liability accretion	19	25	54
Straight lining of rents	(1,447)	(1,315)	(516)
Distributable income	$25,115	$22,131	$10,714
Per unit – basic/diluted	*$0.386/$0.384*	*$0.364/$0.361*	*$0.340/$0.332*
Payout ratio	94.4%	98.3%	94.9%
Distributable income	25,115	22,131	10,714
Add back: mark-to-market mortgage interest	1,134	1,033	-
Less: Capital expenditures	(78)	(195)	(143)
Less: TI's and LC's	(688)	(309)	(334)
Adjusted funds from operations	$25,483	$22,660	$10,237
Per unit – basic/diluted	*$0.391/$0.389*	*$0.373/$0.369*	*$0.325/$0.318*
Payout ratio	93.2%	96.2%	99.1%

Financial Results

Three months ended December 31, 2005 vs. three months ended September 30, 2005:

Net income for the fourth quarter increased $ 2.8 million over the prior quarter, primarily as a result of additional tenants acquired pursuant to earn-outs. General and administrative expenses in third quarter included transitional costs of $2.8 million compared to $0.2 million in fourth quarter. During the fourth quarter, Calloway recorded a $0.9 million gain from the sale of two industrial assets.

Three months ended December 31, 2005 vs. three months ended December 31, 2004:

Net income for the fourth quarter of 2005 was $3.6 million higher than the same prior year period, the result of acquisitions made during 2005. This increase was offset by interest cost associated with the unsecured debentures issued in September 2005 that were expensed in the fourth quarter.

Quarterly Information

Revenue from continuing operations has increased significantly over the past eight quarters because of the large number of acquisitions and earn outs including: the acquisition of 12 income properties in February 2004; the acquisition of 14 income properties effective May 2004; the acquisition of 6 income properties in November 2004; the acquisition of interests in 8 income properties on March 10, 2005; the acquisition of 45 income properties on July 8, 2005 and the completion of earn outs during the fourth quarter 2005.

Net income from continuing operations has also grown over the past eight quarters for the reasons stated above. However, for the quarter ended December 31, 2004 and the quarter ended March 31,2005, the net income from continuing operations decreased because of the write-off of the unamortized balance of intangibles for vacated tenant space. For the quarter ended September 30, 2005 the net income from continuing operations decreased as a result of the office relocation transition costs approximating $2.8 million.

In addition, there were gains on sales of income properties as follows: March 31, 2005 - $12,226; June 30, 2005 - $1,112; and December 31, 2005 - $921.

($000's except per unit and unit amounts)	31-Dec 2005	30 –Sep 2005	30-Jun 2005	31-Mar 2005	31-Dec 2004	30-Sep 2004	30-Jun 2004	31-Mar 2004
Revenues	67,935	64,072	36,015	33,123	27,860	26,005	20,725	10,568
Net Income from Continuing Operations	4,584	2,579	3,458	1,509	1,307	3,964	2,953	2,318
Per Unit								
-Basic	*$0.070*	*$0.042*	*$0.094*	*$0.044*	*$0.042*	*$0.132*	*$0.112*	*$0.138*
-Diluted [1]	*$0.070*	*$0.042*	*$0.093*	*$0.044*	*$0.041*	*$0.131*	*$0.111*	*$0.134*
Net Income	5,588	2,769	4,615	13,780	1,983	4,602	3,719	3,111
Per Unit								
-Basic	*$0.086*	*$0.046*	*$0.125*	*$0.404*	*$0.063*	*$0.153*	*$0.141*	*$0.186*
-Diluted [1]	*$0.086*	*$0.046*	*$0.125*	*$0.402*	*$0.063*	*$0.152*	*$0.140*	*$0.181*
Funds from operations	27,719	24,484	14,253	12,579	11,205	11,583	9,266	5,497
Per Unit								
- Basic	*$0.426*	*$0.403*	*$0.386*	*$0.368*	*$0.356*	*$0.385*	*$0.352*	*$0.328*
- Diluted [2]	*$0.423*	*$0.399*	*$0.377*	*$0.356*	*$0.346*	*$0.370*	*$0.333*	*$0.319*
Distributable Income	25,116	22,131	13,551	12,097	10,714	11,026	8,818	5,204
Per Unit								
- Basic	*$0.386*	*$0.364*	*$0.367*	*$0.354*	*$0.340*	*$0.366*	*$0.335*	*$0.311*
- Diluted [2]	*$0.384*	*$0.361*	*$0.357*	*$0.343*	*$0.332*	*$0.355*	*$0.303*	*$0.302*
Adjusted funds from operations	25,484	22,660	13,101	11,182	10,237	10,854	8,491	5,051
Per Unit								
- Basic	*$0.391*	*$0.373*	*$0.355*	*$0.328*	*$0.325*	*$0.361*	*$0.322*	*$0.30L*
- Diluted [2]	*$0.389*	*$0.369*	*$0.347*	*$0.319*	*$0.318*	*$0.350*	*$0.315*	*$0.293*
Distributions declared	23,833	22,108	12,662	10,881	10,115	9,508	8,252	5,366
Units Outstanding	69,475,220	63,312,761	38,086,645	36,704,479	33,263,171	30,335,918	30,032,655	22,374,669
Weighted Average Units Outstanding								
- Basic	65,126,947	60,822,588	36,927,057	34,137,963	31,489,849	30,097,376	26,324,579	16,750,862
- Diluted	65,129,787	60,854,144	37,040,833	34,260,757	31,629,541	30,287,049	26,642,380	17,235,267
Total Assets	2,564,088	2,478,239	1,244,928	1,230,198	1,014,618	934,936	930,773	552,970
Total Debt	1,451,435	1,464,149	737,750	743,739	600,525	599,743	551,532	288,541

[1] Diluted net income per unit is calculated using the weighted average number of units outstanding for the quarter.
[2] Diluted funds from operations, distributable income, and adjusted funds from operations per unit is adjusted for the dilutive effect of the convertible debentures which are not dilutive for net income purposes

Related Party

FirstPro owns 26.8% of the aggregate issued and outstanding Trust units and special voting units of Calloway. The ownership would increase to 37.8% if First Pro exercised all development and exchange agreement options. Calloway has entered into agreements with FirstPro to borrow funds from FirstPro and to finance various development projects. In addition, the Trust has entered into property management, leasing, development and exchange agreements with First Pro.

The financial implication of these agreements is disclosed in notes 3, 4, 5, 6, 10, 11 and 15 of the audited financial statements.

Subsequent Events

Subsequent to year-end, the Trust has completed the acquisition of a 51,060 square foot retail property in Calgary, and a 14.53-acre development property in Burlington, Ontario for a combined purchase price of $21.7 million.

Calloway has entered into agreements with FirstPro in which the Trust will lend up to $33.9 million for the purpose of acquiring and developing 104.67 acres in two separate transactions. The Trust has an option exercisable during the first four years after the initial advance to acquire a 50% interest upon substantial completion. The Trust has advanced $10.3 million under the financing agreements.

Calloway has acquired 101,056 square feet of earn outs from FirstPro for $23.5 million pursuant to existing agreements. FirstPro received consideration of $7.7 million (480,998 trust units) and consideration of $1.3 million (62,733 class "B" units) and the balance in cash.

Calloway has completed the acquisition of a 14.53-acre development property in Burlington, Ontario for a purchase price of $11.3 million. The purchase was paid in cash.

The Trust has entered into two agreements to acquire two retail income properties (330,393 square feet) in Ontario at a purchase price of approximately $63,100 to be paid for by assuming an existing mortgage, issuance of equity units and cash. The Trust is currently performing its due diligence with an expected closing in April 2006.

The Trust has entered into contracts to acquire interests in four retail income properties (154,784 square feet) from First Pro at a price of approximately $40,000 to be paid for by issuance of equity units and cash. Included in the four, are two properties (85,632 square feet) where Calloway has exercised its option to acquire the remaining 50% interest that the Trust does not already own at a purchase price of approximately $11,000. The Trust is currently performing its due diligence with an expected closing in April 2006.

Responsibility of Management and the Board of Trustees

It is the responsibility of the Trust's management and board of trustees to maintain appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. The Chief Executive Officer and the Chief Financial Officer of the Trust have evaluated, or caused the evaluation of the effectiveness of the Trust's disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) for the year ended December 31, 2005, and have concluded that such disclosure controls and procedures are operating effectively.

Critical Accounting Estimates

In preparing the Trust's consolidated financial statements and accompanying notes, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the period. The significant items requiring estimates are impairment value of real estate assets and investments, the useful life of assets, the allocation of the purchase price to tangible and intangible assets, the determination of fair value of options granted, and the collectibility of accounts and potential litigation. Changes in these assumptions will cause actual results to differ from estimated amounts.

Accounting Policies

On January 1, 2005, the Trust prospectively adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, "Consolidation of Variable Interest Entities" (ACG-13), which provides guidance for "Subsidiaries", to those entities defined as Variable Interest Entities (VIE's).

Risks and Uncertainties

Real Property Ownership Risk
All real property investments are subject to elements of risk. General economic conditions, local real estate markets, supply and demand for leased premises, competition from other available premises and various other factors affect such investments.

Real estate has a high fixed cost associated with ownership, and income lost due to declining rental rates or increased vacancies cannot easily be minimized through cost reduction. Through well-located, well-designed and professionally managed properties, management seeks to reduce this risk. Prime locations will attract high quality retailers with excellent covenants and will enable the Trust to maintain economic rents and high occupancy. By maintaining the property at the highest standard through professional management practices, management seeks to increase tenant loyalty.

Development Risk
Development risk arises from the possibility that developed space will not be leased or that costs of development will exceed returns from the lease. Calloway mitigates this risk by not commencing construction of any development until sufficient lease up has occurred and by entering into fixed price contracts for development costs.

Interest and Financing Risk
In the low interest rate environment that the Canadian economy has experienced in recent years, leverage has enabled the Trust to enhance its return to unit holders. A reversal of this trend, however, can significantly affect the business's ability to meet its financial obligation. In order to minimize this risk, Calloway negotiates fixed rate term debt with staggered maturities on the portfolio, and the Declaration of Trust restricts total indebtedness permitted on the portfolio.

Interest rate changes will also impact the Trust's development portfolio. Calloway has entered into development agreements that obligate the trust to acquire up to approximately 2.1 million square feet of additional income properties at a cost determined by capitalizing the rental income at pre-determined rates. The Trust will finance these acquisitions by issuing additional debt and equity. Changes in interest rates will have an impact on the return from these acquisitions and should the rate exceed the capitalization rate used, could result in a purchase being non-accretive. This risk is mitigated as management has the right not to approve the acquisitions.

Operating facilities and development loans exists that are priced at prime plus a risk premium. Changes in short-term interest rates will negatively impact the cost of funds. In addition, there is a risk that the lenders will not refinance upon maturity. By restricting the amount of variable interest rate debt the Trust has minimized the impact on financial performance.

Environmental Risk
As an owner and manager of real property, the Trust is subject to various laws relating to environmental matters. These laws impose liability for the cost of removal and remediation of certain hazardous materials released or deposited on properties owned by the Trust or on adjacent properties. As required by the Declaration of Trust, and in accordance with best management practices, Phase 1 audits are completed on all properties prior to acquisition. Further investigation is conducted if Phase 1 tests indicate a potential problem. In addition, the standard lease restricts tenants from carrying on environmentally hazardous activities or having environmentally hazardous substances on site. The Trust has obtained environmental insurance on certain assets to further manage risk.

Capital Requirements

Calloway accesses the capital markets from time to time through the issuance of debt, equity or equity-related securities. If Calloway was unable to raise additional funds then acquisition or development activities may be curtailed, asset sales accelerated and property specific financing re-negotiated.

Outlook

Calloway is well positioned for the future with a high quality portfolio of newly constructed shopping centers that are home to some of the largest retailers in Canada. The portfolio has little leasing exposure, with an average lease term of 11.2 years and tenants with strong financial covenants. In addition, with an average construction age in the portfolio of only 4.3 years, capital expenditures in the foreseeable future will be minimal.

There continues to be an abundance of capital seeking quality real estate. As a result, Calloway will continue to pursue selective acquisitions that are accretive and meet the Trust's investment criteria. As well, the Trust will continue to build its relationship with FirstPro, including the acquisition of real estate as a result of the development agreements that are in place on its existing portfolio, the acquisition of completed developments and by growing the mezzanine-financing program.

RECEIVED

2006 DEC 21 A 6:20

CALLOWAY REAL ESTATE INVESTMENT TRUST

Form 52-109F1 - Certification of Annual Filings

I, Simon Nyilassy, President and Chief Executive Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 9, 2006



Simon Nyilassy
President & CEO

CALLOWAY REAL ESTATE INVESTMENT TRUST

Form 52-109F1 - Certification of Annual Filings

I, Bart Munn, Chief Financial Officer of Calloway Real Estate Investment Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calloway Real Estate Investment Trust (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 9, 2006



Bart Munn
Chief Financial Officer